Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”) with respect to the third quarter of 2012 and nine months ended September 30, 2012, has been derived from TOTAL’s unaudited consolidated financial statements for the third quarter of 2012 and nine months ended September 30, 2012.

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the audited financial statements and related notes, for the year ended December 31, 2011, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2011, filed with the Securities and Exchange Commission (“SEC”) on March 26, 2012, as amended on March 27, 2012.

•                           Key figures and consolidated accounts of TOTAL*

3Q12	2Q12	3Q11	3Q12 vs 3Q11	in millions of euros except earnings per share and number of shares	9M12	9M11	9M12 vs 9M11
49,890	49,135	46,163	+8%	Sales	150,193	137,201	+9%
				Adjusted net operating income from business segments**
2,891	2,560	2,388	+21%	• Upstream	8,507	7,750	+10%
564	383	367	+54%	• Refining & Chemicals	1,008	813	+24%
243	181	195	+25%	• Supply & Marketing	564	651	-13%
1.35	0.70	1.47	-8%	Fully-diluted earnings per share (euros)	3.67	4.43	-17%
2,268	2,264	2,261	—	Fully-diluted weighted-average shares (millions)	2,265	2,255	—
3,066	1,585	3,314	-7%	Net income (Group share)	8,313	9,986	-17%
5,416	4,964	3,921	+38%	Investments***	16,320	17,174	-5%
1,635	980	5,082	-68%	Divestments	4,305	7,083	-39%
3,781	3,984	(1,161)	n/a	Net investments	12,015	10,091	+19%
5,163	6,167	5,964	-13%	Cash flow from operations	16,597	16,742	-1%

* Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.

** For a discussion of the segment reorganizations effective as of January 1, 2012 and July 1, 2012, see “Analysis of business segments” below.

*** Including acquisitions.

•                           Third quarter 2012 results

•  Sales

In the third quarter 2012, the Brent price averaged $109.5/b, a decrease of 3% compared to the third quarter 2011 and an increase of 1% compared to the second quarter 2012. Expressed in euros, the Brent price averaged €87.6/b, an increase of 9% compared to the third quarter 2011 and an increase of 4% compared to the second quarter 2012. The European refining margin indicator (ERMI) averaged $51/t for the third quarter 2012, compared to $13.4/t during the third quarter 2011 and $38.2/t during the second quarter 2012. The favorable evolution of this indicator, having increased 34% compared to the second quarter 2012, is mainly due to higher levels of maintenance in European refineries and an increase in demand from the United States. In contrast, the environment for petrochemicals deteriorated in Europe compared to the second quarter 2012.

The euro-dollar exchange rate averaged $1.25/€ in the third quarter 2012, $1.41/€ in the third quarter 2011 and $1.28/€ in the second quarter 2012.

In this environment, sales were €49,890 million in the third quarter 2012, an increase of 8% compared to €46,163 million in the third quarter 2011.

•  Net income

Net income (Group share) in the third quarter 2012 decreased by 7% to €3,066 million from €3,314 million in the third quarter 2011, mainly due to the impact of special items partially mitigated by the impact of the after-tax inventory valuation effect described hereafter.

The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a positive impact on net income (Group share) of €524 million in the third quarter 2012, primarily as a result of the increase in the price of Brent during the period, and a negative impact on net income (Group share) of €87 million in the third quarter 2011. The changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of €6 million in the third quarter 2012, compared to a negative impact of €10 million in the third quarter 2011. Special items had a negative impact on net income (Group share) of €800 million in the third quarter 2012, comprised essentially of an impairment to the value of assets in the Barnett in the United States of €737 million and a one-off tax of 4% on crude and refined product inventories of €191 million, which were partially offset by gains on the sale of Sanofi shares. Special items in the third quarter 2011 had a positive impact on net income (Group share) of €610 million, comprised essentially of gains on the sales of the Group’s interests in CEPSA and the Ocensa pipeline in Colombia, partially offset primarily by asset impairments.

Fully-diluted earnings per share, based on 2,268 million fully-diluted weighted-average shares, was €1.35 in the third quarter 2012 compared to €1.47 in the third quarter 2011, a decrease of 8%.

•  Investments — divestments(1)

Investments, excluding acquisitions and including changes in non-current loans of €455 million, were €4.9 billion in the third quarter 2012 compared to €3.3 billion in the third quarter 2011.

Acquisitions were €294 million in the third quarter 2012, comprised essentially of the acquisition of exploration licenses in Iraq, specialty chemicals in Brazil and a carry agreement in the Utica shale gas and condensates project in the United States, compared to €445 million in the third quarter 2011.

Asset sales in the third quarter 2012 were €1,416 million, including mainly the sale of the remainder of the Group’s shares in Sanofi and Upstream assets in the UK and Nigeria, compared to €4,995 million in the third quarter 2011.

Net investments(2) were positive €3.8 billion in the third quarter 2012 compared to negative €1.2 billion in the third quarter 2011.

•  Cash flow

Cash flow from operations was €5,163 million in the third quarter 2012 compared to €5,964 million in the third quarter 2011, essentially resulting from a change in working capital requirements. Cash flow from operating activities was affected by the impact of changes in oil and oil products prices on the Group’s working capital requirement. As IFRS rules account for inventories of petroleum products according to the First-In, First-out (FIFO) method, an increase in oil and oil products prices at the end of the relevant period compared to the beginning of the same period generates, all other factors remaining equal, an increase in inventories and accounts receivable net of an increase in accounts payable, resulting in an increase in working capital requirements. Similarly, a decrease in oil and oil products prices generates a decrease in working capital requirements.

The Group’s net cash flow(3) was €1,382 million in the third quarter 2012 compared to €7,125 million in the third quarter 2011. This difference is mainly due to a very high level of divestments in the third quarter 2011 and significant changes in working capital requirements.

•                           Results for the first nine months of 2012

•  Sales

Compared to the first nine months of 2011, the average Brent price was stable for the first nine months of 2012 at $112.2/b. Expressed in euros, the Brent price averaged €87.6/b, an increase of 10% compared to the first nine months of 2011.The ERMI for the first nine months of 2012 averaged $36.7/t, more than doubling from $18.1/t in the first nine months of 2011.

The euro-dollar exchange rate for the first nine months of 2012 averaged $1.28/€ compared to $1.41/€ in the first nine months of 2011.

In this environment, sales were €150,193 million in the first nine months of 2012, an increase of 9% compared to €137,201 million in the first nine months of 2011.

(1)  Detail shown on page 13 of this exhibit.

(2)  Net investments = investments including acquisitions and changes in non-current loans - asset sales.

(3)  Net cash flow = cash flow from operations - net investments.

•  Net income

Net income (Group share) in the first nine months of 2012 decreased by 17% to €8,313 million from €9,986 million in the first nine months of 2011, mainly due to the impacts of special items and the inventory evaluation effect described hereafter. The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a positive impact on net income (Group share) of €155 million in the first nine months of 2012 and a positive impact of €785 million in the first nine months of 2011. The changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of €17 million in the first nine months of 2012, compared to a positive impact of €12 million in the first nine months of 2011. Special items had a negative impact on net income (Group share) of €1,105 million in the first nine months of 2012, including, essentially, the third quarter 2012 impairment and one-off tax described above in “Third quarter 2012 results — Net income” and the second quarter 2012 provision of €316 million ($398 million) related to the progress of discussions between the Department of Justice, the SEC and TOTAL to resolve issues arising from an investigation concerning gas contracts awarded in Iran in the 1990s, as described in TOTAL’s Annual Reports on Form 20-F and Form 6-K filed with the SEC on August 1, 2012. Special items in the first nine months of 2011 had a positive impact on net income (Group share) of €490 million.

Fully-diluted earnings per share, based on 2,265 million fully-diluted weighted-average shares, was €3.67 in the first nine months of 2012 compared to €4.43 in the first nine months of 2011, a decrease of 17%.

•  Investments — divestments(4)

Investments, excluding acquisitions and including changes in non-current loans of €845 million, were €13.2 billion in the first nine months of 2012 compared to €9.6 billion in the first nine months of 2011.

Acquisitions were €2.6 billion in the first nine months of 2012, comprised essentially of the acquisition of interests in exploration and production licenses in Uganda, an additional 1.1% stake in Novatek, various exploration licenses, the minority interest in Fina Antwerp Olefins and the carry agreement in the Utica shale gas and condensates project in the United States, compared to €7.0 billion in the first nine months of 2011.

Asset sales in the first nine months of 2012 were €3.7 billion, comprised essentially of sales of Sanofi shares, a stake in the Gassled pipeline in Norway, Upstream assets in Nigeria, the UK and France, and stakes in Composites One in the United States and Pec-Rhin in France, compared to €6.5 billion in the first nine months of 2011.

Net investments were €12 billion in the first nine months of 2012, an increase of 19% compared to €10.1 billion in the first nine months of 2011.

•  Cash flow

Cash flow from operations was €16,597 million in the first nine months of 2012, a decrease of 1% compared to the first nine months of 2011. Cash flow from operating activities was affected by the impact of changes in oil and oil products prices on the Group’s working capital requirement. As IFRS rules account for inventories of petroleum products according to the FIFO method, an increase in oil and oil products prices at the end of the relevant period compared to the beginning of the same period generates, all other factors remaining equal, an increase in inventories and accounts receivable net of an increase in accounts payable, resulting in an increase in working capital requirements. Similarly, a decrease in oil and oil products prices generates a decrease in working capital requirements.

The Group’s net cash flow was €4,582 million in the first nine months of 2012, a decrease of 31% compared to €6,651 million in the first nine months of 2011, reflecting essentially an increased level of net investments.

The net-debt-to-equity ratio was 20.8% on September 30, 2012, compared to 15.2% on September 30, 2011(5), in line with the Group’s target range.

•                           Analysis of business segment results

In October 2011, the Group announced a proposed reorganization of its Downstream and Chemicals segments. The procedure for informing and consulting with employee representatives took place and the reorganization became effective on January 1, 2012. This led to organizational changes, with the creation of: a Refining & Chemicals segment, a large industrial center that encompasses refining, petrochemicals, fertilizers and specialty chemicals operations, as well as oil trading and shipping activities; and a Supply &

(4)  Detail shown on page 13 of this exhibit.

(5)  Detail shown on page 13 of this exhibit.

Marketing segment, which is dedicated to worldwide supply and marketing activities in the oil products field. A further reorganization of the Group’s Upstream and Supply & Marketing segments became effective as of July 1, 2012, with the Upstream segment now consisting of the activities of Gas & Power in addition to the exploration and production of hydrocarbons, and the Supply & Marketing segment now consisting of the activities of New Energies in addition to the Group’s worldwide businesses of supplying and marketing petroleum products. Historical numbers contained herein have been restated on this basis.

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the FIFO method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Supply & Marketing segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

As from January 1, 2011, the effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in the Company’s consolidated interim financial statements, see pages 24-31, 33-35 and 45-48 of this exhibit.

The Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

•  UPSTREAM SEGMENT

•  Environment — liquids and gas price realizations*

3Q12	2Q12	3Q11	3Q12 vs 3Q11		9M12	9M11	9M12 vs 9M11
109.5	108.3	113.4	-3%	Brent $(/b)	112.2	111.9	—
107.6	101.6	106.8	+1%	Average liquids price $(/b)	108.1	105.3	+3%
6.00	7.10	6.56	-9%	Average gas price $(/Mbtu)	6.68	6.44	+4%
75.8	76.0	75.3	+1%	Average hydrocarbons price $(/boe)	77.4	74.5	+4%

* Consolidated subsidiaries, excluding fixed margins. Effective first quarter 2012, over/under-lifting valued at market prices.

•  Production

3Q12	2Q12	3Q11	3Q12 vs 3Q11	Hydrocarbon production	9M12	9M11	9M12 vs 9M11
2,272	2,261	2,319	-2%	Combined production (kboe/d)	2,302	2,333	-1%
1,225	1,218	1,176	+4%	• Liquids (kb/d)	1,224	1,222	—
5,680	5,722	6,228	-9%	• Gas (Mcf/d)	5,875	6,063	-3%

Hydrocarbon production was 2,272 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2012, a decrease of 2% compared to the third quarter 2011, essentially as a result of:

•                  +5.5% for start-ups and growth from new projects;

•                  -4.5% for normal decline and scheduled maintenance; and

•                  -3% for incidents in the UK North Sea and Nigeria; while

•                  changes in the portfolio and price effect(6) had little impact on the quarter.

In the first nine months of 2012, hydrocarbon production was 2,302 kboe/d, a decrease of 1.3% compared to the first nine months of 2011, essentially as a result of:

•                  +4.5% for start-ups and growth from new projects;

•                  +2% for changes in the portfolio, comprised essentially of an increased share of Novatek production and the impact of the sale of CEPSA and assets in the UK;

•                  -4% for normal decline and scheduled maintenance;

•                  -2.5% for incidents in the UK North Sea and Nigeria; and

•                  -1.5% for disruptions related to security conditions in Yemen and the production shut-down in Syria, net of the positive effect of the return of production in Libya; while

•                  price effect had little impact.

•  Results

As described under “Analysis of business segment results” above, beginning on July 1, 2012, the Upstream segment no longer includes the activities of New Energies, which are now reported within the Supply & Marketing segment. As a result, certain information has been restated according to the new organization.

3Q12	2Q12	3Q11	3Q12 vs 3Q11	in millions of euros	9M12	9M11	9M12 vs 9M11
5,001	4,977	4,770	+5%	Non-Group sales	16,155	16,079	—
4,398	5,025	5,175	-15%	Operating income	15,902	16,445	-3%
1,139	7	89	x11.8	Adjustments affecting operating income	1,171	60	x18.5
5,537	5,032	5,264	+5%	Adjusted operating income*	17,073	16,505	+3%
2,891	2,560	2,388	+21%	Adjusted net operating income*	8,507	7,750	+10%
578	433	443	+30%	• Includes adjusted income from equity affiliates	1,506	1,216	+24%
4,567	4,227	3,426	+33%	Investments	14,100	14,528	-3%
401	234	936	-57%	Divestments	1,383	2,192	-37%
3,457	5,298	4,042	-14%	Cash flow from operating activities	14,521	13,497	+8%

* Detail of adjustment items shown in the business segment information starting on pages 24, 33 and 45 of this exhibit.

Adjusted net operating income from the Upstream segment was €2,891 million in the third quarter 2012 compared to €2,388 million in the third quarter 2011, an increase of 21% explained principally by an increased contribution from equity affiliates and a lower effective tax rate.

Adjusted net operating income for the Upstream segment excludes special items. The exclusion of special items had a positive impact on the Upstream segment’s adjusted net operating income in the third quarter 2012 of €812 million, consisting essentially of an impairment to the value of assets in the Barnett in the United States, and a negative impact in the third quarter 2011 of €341 million,

(6)  The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes.

consisting essentially of the exclusion of gains on the sale of the Group’s interests in the Valhall and Hod fields in Norway partially offset by impairment charges.

The effective tax rate for the Upstream segment in the third quarter 2012 was 58.8% compared to 63.3% in the third quarter 2011, essentially due to a portfolio mix effect, including a more significant contribution from downstream gas activities of the Upstream segment, and the result of exiting the worldwide tax (bénéfice consolidé) reporting regime in the third quarter of 2011.

Adjusted net operating income from the Upstream segment in the first nine months of 2012 was €8,507 million, a 10% increase compared to €7,750 million in the first nine months of 2011, resulting mainly from an increased contribution from equity affiliates and the strengthening of the U.S. dollar.

The effective tax rate for the Upstream segment for the first nine months of 2012 was 59.4% compared to 60.7% for the first nine months of 2011.

The return on average capital employed (ROACE(7)) for the Upstream segment was 20% for the twelve months ended September 30, 2012, compared to 21% for the twelve months ended June 30, 2012 and for the full year 2011. The annualized third quarter 2012 ROACE for the Upstream segment was 19%.

•  REFINING & CHEMICALS SEGMENT

•  Refinery throughput and utilization rates*

3Q12	2Q12	3Q11	3Q12 vs 3Q11		9M12	9M11	9M12 vs 9M11
1,790	1,878	1,922	-7%	Total refinery throughput (kb/d)	1,833	1,930	-5%
653	752	752	-13%	• France	699	731	-4%
864	876	904	-4%	• Rest of Europe	873	941	-7%
273	250	266	+3%	• Rest of world	261	258	+1%
				Utilization rates**
82%	86%	77%		• Based on crude only	83%	77%
86%	90%	81%		• Based on crude and other feedstock	88%	82%

* Includes share of CEPSA through July 31, 2011, and of TotalErg. Results for refineries in South Africa, French Antilles and Italy are reported in the Supply & Marketing segment.

** Based on distillation capacity at the beginning of the year.

In the third quarter 2012, refinery throughput decreased by 7% compared to the third quarter 2011 and by 5% compared to the second quarter 2012.  In the third quarter 2012, throughput was impacted mainly by scheduled maintenance relating to the modernization of the Normandy refinery and unscheduled maintenance, notably at the Antwerp refinery.

The utilization rate based on crude and other feedstock was 86% in the third quarter 2012 compared to 90% in the second quarter 2012 and 81% in the third quarter 2011.

In the first nine months of 2012, refinery throughput decreased by 5% compared to the first nine months of 2011, reflecting essentially scheduled maintenance in the first nine months of 2012 and the portfolio effect relating to the sale of the Group’s interest in CEPSA at the end of July 2011.

(7) Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 14 of this exhibit.

•  Results

3Q12	2Q12	3Q11	3Q12 vs 3Q11	in millions of euros (except ERMI refining margins)	9M12	9M11	9M12 vs 9M11
51.0	38.2	13.4	x3.8	European refining margin indicator - ERMI ($/t)	36.7	18.1	+103%
23,260	22,592	19,267	+21%	Non-Group sales	68,948	57,741	+19%
1,237	(773)	(57)	n/a	Operating income	1,200	1,353	-11%
(591)	1,238	362	n/a	Adjustments affecting operating income	(136)	(614)	n/a
646	465	305	x2.1	Adjusted operating income*	1,064	739	+44%
564	383	367	+54%	Adjusted net operating income*	1,008	813	+24%
102	100	109	-6%	• Contribution of Specialty chemicals**	290	348	-17%
441	501	423	+4%	Investments	1,371	1,286	+7%
55	7	2,422	-98%	Divestments	203	2,451	-92%
1,036	625	1,557	-33%	Cash flow from operating activities	1,625	2,795	-42%

* Detail of adjustment items shown in the business segment information starting on pages 24, 33 and 45 of this exhibit.

** Made up of Hutchinson, Bostik and Atotech, and including coatings and photocure resins until they were sold in July 2011.

The ERMI averaged $51/t in the third quarter 2012, nearly quadruple the average of the third quarter 2011. In contrast, petrochemical margins further deteriorated in the third quarter 2012 essentially due to weak demand in Europe and a slowdown of demand in China.

Adjusted net operating income from the Refining & Chemicals segment was €564 million in the third quarter 2012 compared to €367 million in the third quarter 2011. This increase of 54% is explained essentially by a more favorable refining environment.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact on the Refining & Chemicals segment’s adjusted net operating income in the third quarter 2012 of €444 million and a positive impact in the third quarter 2011 of €93 million. The exclusion of special items had a positive impact on the Refining & Chemicals segment’s adjusted net operating income in the third quarter 2012 of €78 million, consisting essentially of the one-off tax of 4% on crude and refined product inventories, and a negative impact in the third quarter 2011 of €174 million.

Adjusted net operating income from the Refining & Chemicals segment in the first nine months of 2012 was €1,008 million, an increase of 24% compared to the first nine months of 2011. Improved refining margins in Europe explain this evolution notwithstanding the sale of the Group’s interest in CEPSA at the end of July 2011 and a weaker environment for petrochemicals in Europe during this period.

The ROACE for the Refining & Chemicals segment was 7% for the twelve months ended September 30, 2012, compared to 5% for the twelve months ended June 30, 2012 and for the full year 2011. The annualized third quarter 2012 ROACE for the Refining & Chemicals segment was 14%.

• SUPPLY & MARKETING SEGMENT (INCLUDING NEW ENERGIES)

• Refined product sales

3Q12	2Q12	3Q11	3Q12 vs 3Q11	Sales in kb/d*	9M12	9M11	9M12 vs 9M11
1,143	1,166	1,477	-23%	Europe	1,173	1,516	-23%
563	524	540	+4%	Rest of world	539	529	+2%
1,706	1,690	2,017	-15%	Total Supply & Marketing sales	1,712	2,045	-16%

* Excludes trading and bulk Refining sales, which are reported under the Refining & Chemicals segment (see page 12 of this exhibit); includes share of TotalErg and, through July 31, 2011, CEPSA.

In the third quarter 2012, sales decreased by 15% compared to the third quarter 2011. This decrease was due to the sale of marketing activities in the UK, the sale of the Group’s interest in CEPSA in 2011 and weaker demand in Europe.

• Results

As described under “Analysis of business segment results” above, beginning on July 1, 2012, the Supply & Marketing segment includes the activities of New Energies. As a result, certain information has been restated according to the new organization.

3Q12	2Q12	3Q11	3Q12 vs 3Q11	in millions of euros	9M12	9M11	9M12 vs 9M11
21,574	21,519	22,124	-2%	Non-Group sales	64,945	63,367	+2%
301	102	311	-3%	Operating income	788	1,131	-30%
56	194	1	x56	Adjustments affecting operating income	187	(229)	n/a
357	296	312	+14%	Adjusted operating income*	975	902	+8%
243	181	195	+25%	Adjusted net operating income*	564	651	-13%
(6)	(60)	(65)	n/a	• Contribution of New Energies	(183)	(121)	n/a
383	212	48	x8	Investments	793	1,289	-38%
41	20	1,380	-97%	Divestments	106	1,428	-93%
692	(140)	516	+34%	Cash flow from operating activities	108	407	-73%

* Detail of adjustment items shown in the business segment information starting on pages 24, 33 and 45 of this exhibit.

The Supply & Marketing segment’s sales were €21.6 billion in the third quarter 2012, a decrease of 2% compared to the third quarter 2011 due to lower sales partially compensated by increased prices.

Adjusted net operating income from the Supply & Marketing segment was €243 million in the third quarter 2012, an increase of 25% compared to the third quarter 2011, reflecting the improvement of the results of New Energies compared to the third quarter 2011 and good performance from marketing despite a weaker environment in Europe.

Adjusted net operating income for the Supply & Marketing segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact on the Supply & Marketing segment’s adjusted net operating income in the third quarter 2012 of €94 million  and a negative impact in the third quarter 2011 of €3 million. The exclusion of special items had a positive impact on the Supply & Marketing segment’s adjusted net operating income in the third quarter 2012 of €110 million, consisting essentially of the one-off tax of 4% on crude and refined product inventories, and a negative impact in the third quarter 2011 of €138 million.

Adjusted net operating income from the Supply & Marketing segment was €564 million in the first nine months of 2012, a decrease of 13% compared to the first nine months of 2011. This decrease is explained principally by the sale of the Group’s interest in CEPSA at the end of July 2011, the sale of marketing assets in the UK at the end of 2011 and the decreased results of New Energies.

The ROACE for the Supply & Marketing segment was 10% for the twelve months ended September 30, 2012, compared to 9% for the twelve months ended June 30, 2012, and 13% for the full-year 2011. The annualized third quarter 2012 ROACE for the Supply & Marketing segment was 12%.

•                          Summary and outlook

In the Upstream segment, the anticipated start-ups of Angola LNG, Sulige in China, and Kashagan in Kazakhstan are expected to contribute to production growth. Regarding Elgin, the Group has finished cementing the G4 well and is cooperating with British authorities with the goal of safely restarting production on Elgin-Franklin by year end. In Nigeria, recent flooding has affected our installations at OML58, which resulted in these facilities having stopped production on October 7, 2012. TOTAL has established an assistance program to provide support to the local Nigerian population.

In addition, the Group is appraising its recent discoveries, notably in Azerbaijan and French Guiana, and the fourth quarter includes exploration wells in several promising plays, notably in the Gulf of Mexico, Iraq, Ivory Coast, Kenya and Gabon.

In the Refining & Chemicals segment, throughput in the fourth quarter will be affected by the impact of ongoing scheduled maintenance in the Normandy refinery and unscheduled maintenance in the Antwerp refinery completed at the end of October.

Finally, the Group continues to actively manage its portfolio across all segments as it executes its asset sale program of $15-20 billion (approximately €12-15 billion) for 2012-14.

TOTAL’s Board of Directors approved on October 30, 2012, a third quarter interim dividend of €0.59 per share payable on March 21, 2013(8).  This interim dividend is unchanged versus the previous quarter and represents an increase of 3.5% compared to the third quarter 2011.

Forward-looking statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•                  material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•                  changes in currency exchange rates and currency devaluations;

•                  the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•                  uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•                  uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•                  changes in the current capital expenditure plans of TOTAL;

•                  the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•                  the financial resources of competitors;

•                  changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•                  the quality of future opportunities that may be presented to or pursued by TOTAL;

•                  the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•                  the ability to obtain governmental or regulatory approvals;

•                  the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•                  the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•                  changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•                  the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•                  the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

(8) The ex-dividend date for the third quarter 2012 interim dividend will be March 18, 2013, the record date will be March 20, 2013 and the expected payment date will be March 21, 2013. For holders of American Depositary Shares of TOTAL, the third quarter 2012 interim dividend will be paid in dollars based on the then-prevailing exchange rate, with the ex-dividend date being March 13, 2013, the record date being March 15, 2013 and the expected payment date being April 11, 2013.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2011.

Operating information by segment for
third quarter and first nine months of 2012

•                  Upstream

3Q12	2Q12	3Q11	3Q12 vs 3Q11	Combined liquids and gas production by region (kboe/d)	9M12	9M11	9M12 vs 9M11

361	429	474	-24%	Europe	430	510	-16%

737	706	623	+18%	Africa	717	647	+11%

501	477	581	-14%	Middle East	496	578	-14%

71	69	68	+4%	North America	69	67	+3%

182	187	194	-6%	South America	184	190	-3%

230	213	232	-1%	Asia-Pacific	219	238	-8%

190	180	147	+29%	CIS	187	103	+82%

2,272	2,261	2,319	-2%	Total production	2,302	2,333	-1%

615	578	600	+3%	Includes equity affiliates	607	569	+7%

3Q12	2Q12	3Q11	3Q12 vs 3Q11	Liquids production by region (kb/d)	9M12	9M11	9M12 vs 9M11

179	199	234	-24%	Europe	201	246	-18%

587	573	481	+22%	Africa	575	505	+14%

323	310	316	+2%	Middle East	311	321	-3%

25	25	28	-11%	North America	25	29	-14%

56	60	67	-16%	South America	60	74	-19%

28	25	26	+8%	Asia-Pacific	26	27	-4%

27	26	24	+13%	CIS	26	20	+30%

1,225	1,218	1,176	+4%	Total production	1,224	1,222	—

316	311	312	+1%	Includes equity affiliates	309	323	-4%

3Q12	2Q12	3Q11	3Q12 vs 3Q11	Gas production by region (Mcf/d)	9M12	9M11	9M12 vs 9M11

1,011	1,264	1,299	-22%	Europe	1,255	1,441	-13%

763	674	720	+6%	Africa	722	724	—

971	916	1,430	-32%	Middle East	1,010	1,392	-27%

260	253	228	+14%	North America	252	219	+15%

650	759	707	-8%	South America	691	643	+7%

1,135	1,019	1,173	-3%	Asia-Pacific	1,076	1,194	-10%

890	837	671	+33%	CIS	869	450	+93%

5,680	5,722	6,228	-9%	Total production	5,875	6,063	-3%

1,618	1,445	1,560	+4%	Includes equity affiliates	1,612	1,331	+21%

3Q12	2Q12		3Q11	3Q12 vs 3Q11	Liquefied natural gas	9M12	9M11	9M12 vs 9M11

2.94	2.57	**	3.36	-13%	LNG sales* (Mt)	8.77	10.08	-13%

* Sales, Group share, excluding trading; 2011 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2011 SEC coefficient.

** Restated number for 2Q12.

•                  Downstream (Refining & Chemicals and Supply & Marketing)

3Q12	2Q12	3Q11	3Q12 vs 3Q11	Refined product sales by region (kb/d)*	9M12	9M11	9M12 vs 9M11

1,979	2,060	2,358	-16%	Europe	2,030	2,360	-14%

411	401	403	+2%	Africa	401	390	+3%

535	509	474	+13%	Americas	495	505	-2%

399	508	505	-21%	Rest of world	497	490	+1%

3,324	3,478	3,740	-11%	Total consolidated sales	3,423	3,745	-9%

539	542	453	+19%	includes bulk sales	527	434	+21%

1,080	1,246	1,270	-15%	includes trading	1,184	1,266	-6%

* Includes share of CEPSA through July 31, 2011, and of TotalErg.

Investments - Divestments

3Q12	2Q12	3Q11	3Q12 vs 3Q11	in millions of euros	9M12	9M11	9M12 vs 9M11

4,903	4,381	3,349	+46%	Investments excluding acquisitions*	13,156	9,603	+36%

303	319	287	+6%	• Capitalized exploration	972	746	+30%

455	231	93	x5	• Change in non-recurrent loans**	845	95	x9

294	437	445	-34%	Acquisitions	2,564	6,982	-63%

5,197	4,818	3,794	+37%	Investments including acquisitions*	15,720	16,585	-5%

1,416	834	4,955	-71%	Asset sales	3,705	6,494	-43%

3,781	3,984	(1,161)	n/a	Net investments**	12,015	10,091	+19%

*            Includes changes in non-current loans.

**     Includes net investments in equity affiliates and non-consolidated companies + net financing for employee-related stock purchase plans.

Net-debt-to-equity ratio

in millions of euros	09/30/2012	06/30/2012	09/30/2011

Current borrowings	10,647	10,642	10,406

Net current financial assets	(1,493)	(1,552)	(923)

Non-current financial debt	24,606	23,260	22,415

Hedging instruments of non-current debt	(1,796)	(1,886)	(2,012)

Cash and cash equivalents	(16,833)	(14,998)	(19,942)

Net debt	15,131	15,466	9,944

Shareholders’ equity	72,789	72,103	65,290

Estimated dividend payable	(1,291)	(1,299)	(1,254)

Non-controlling interests	1,275	1,256	1,467

Equity	72,773	72,060	65,503

Net-debt-to-equity ratio	20.8%	21.5%	15.2%

Return on average capital employed

•                  Twelve months ended September 30, 2012

in millions of euros	Upstream	Refining & Chemicals	Supply & Marketing

Adjusted net operating income	11,359	1,043	726

Capital employed at 09/30/2011*	49,791	14,692	7,253

Capital employed at 09/30/2012*	63,293	16,413	7,800

ROACE	20.1%	6.7%	9.6%

•                  Twelve months ended June 30, 2012

in millions of euros	Upstream	Refining & Chemicals	Supply & Marketing

Adjusted net operating income	10,856	846	678

Capital employed at 06/30/2011*	45,456	16,672	7,402

Capital employed at 06/30/2012*	59,254	16,558	8,204

ROACE	20.7%	5.1%	8.7%

•                  Full-year 2011

in millions of euros	Upstream	Refining & Chemicals	Supply & Marketing

Adjusted net operating income	10,602	848	813

Capital employed at 12/31/2010*	43,671	17,265	5,909

Capital employed at 12/31/2011*	57,331	15,883	6,999

ROACE	21.0%	5.1%	12.6%

* At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/ $	European refining margins ERMI* ($/t)**	Brent ($/b)	Average liquids price*** ($/b)	Average gas price ($/Mbtu)***
Third quarter 2012	1.25	51.0	109.5	107.6	6.00
Second quarter 2012	1.28	38.2	108.3	101.6	7.10
First quarter 2012	1.31	20.9	118.6	115.2	7.16
Fourth quarter 2011	1.35	15.1	109.3	104.3	6.79
Third quarter 2011	1.41	13.4	113.4	106.8	6.56

*                          European Refining Margin Indicator (ERMI) is an indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.

**                   1 $/t = 0.136 $/b.

***            Consolidated subsidiaries, excluding fixed margin contracts. Beginning with the first quarter of 2012, includes hydrocarbon production overlifting/underlifting position valued at market price.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M€) (a)	3rd quarter 2012	2nd quarter 2012	3rd quarter 2011

Sales	49,890	49,135	46,163
Excise taxes	(4,411)	(4,559)	(4,638)
Revenues from sales	45,479	44,576	41,525

Purchases, net of inventory variation	(30,609)	(32,294)	(29,018)
Other operating expenses	(5,528)	(5,827)	(5,061)
Exploration costs	(317)	(269)	(242)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,246)	(2,028)	(1,873)
Other income	474	225	1,334
Other expense	(129)	(451)	(212)

Financial interest on debt	(154)	(170)	(262)
Financial income from marketable securities & cash equivalents	8	24	114
Cost of net debt	(146)	(146)	(148)

Other financial income	141	209	108
Other financial expense	(135)	(118)	(115)

Equity in net income (loss) of affiliates	641	436	497

Income taxes	(3,488)	(2,701)	(3,448)
Consolidated net income	3,137	1,612	3,347
Group share	3,066	1,585	3,314
Non-controlling interests	71	27	33
Earnings per share (€)	1.36	0.70	1.47
Fully-diluted earnings per share (€)	1.35	0.70	1.47

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M€)	3rd quarter 2012	2nd quarter 2012	3rd quarter 2011

Consolidated net income	3,137	1,612	3,347

Other comprehensive income
Currency translation adjustment	(1,007)	2,360	2,309
Available for sale financial assets	(183)	(93)	(389)
Cash flow hedge	33	(67)	(54)
Share of other comprehensive income of associates, net amount	86	(57)	(131)
Other	(2)	(7)	(2)

Tax effect	37	46	82

Total other comprehensive income (net amount)	(1,036)	2,182	1,815

Comprehensive income	2,101	3,794	5,162
- Group share	2,061	3,718	5,077
- Non-controlling interests	40	76	85

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M€) (a)	9 months 2012	9 months 2011

Sales	150,193	137,201
Excise taxes	(13,363)	(13,609)
Revenues from sales	136,830	123,592

Purchases, net of inventory variation	(94,944)	(84,659)
Other operating expenses	(16,447)	(14,567)
Exploration costs	(942)	(680)
Depreciation, depletion and amortization of tangible assets and mineral interests	(7,112)	(5,090)
Other income	988	1,665
Other expense	(676)	(409)

Financial interest on debt	(511)	(557)
Financial income from marketable securities & cash equivalents	67	216
Cost of net debt	(444)	(341)

Other financial income	435	518
Other financial expense	(389)	(327)

Equity in net income (loss) of affiliates	1,618	1,447

Income taxes	(10,494)	(10,952)
Consolidated net income	8,423	10,197
Group share	8,313	9,986
Non-controlling interests	110	211
Earnings per share (€)	3.69	4.45
Fully-diluted earnings per share (€)	3.67	4.43

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M€)	9 months 2012	9 months 2011

Consolidated net income	8,423	10,197

Other comprehensive income
Currency translation adjustment	299	(335)
Available for sale financial assets	(342)	41
Cash flow hedge	36	(89)
Share of other comprehensive income of associates, net amount	191	(234)
Other	(15)	(4)

Tax effect	72	53

Total other comprehensive income (net amount)	241	(568)

Comprehensive income	8,664	9,629
- Group share	8,562	9,433
- Non-controlling interests	102	196

CONSOLIDATED BALANCE SHEET

TOTAL

(M€)	September 30, 2012 (unaudited)	June 30, 2012 (unaudited)	December 31, 2011	September 30, 2011 (unaudited)

ASSETS

Non-current assets
Intangible assets, net	12,964	13,847	12,413	10,280
Property, plant and equipment, net	70,583	69,868	64,457	59,729
Equity affiliates : investments and loans	14,413	13,911	12,995	11,455
Other investments	1,181	2,222	3,674	3,767
Hedging instruments of non-current financial debt	1,796	1,886	1,976	2,012
Other non-current assets	5,215	4,850	4,871	4,248
Total non-current assets	106,152	106,584	100,386	91,491

Current assets
Inventories, net	17,266	17,111	18,122	16,024
Accounts receivable, net	20,331	19,768	20,049	18,786
Other current assets	11,377	10,435	10,767	7,938
Current financial assets	1,726	1,723	700	1,172
Cash and cash equivalents	16,833	14,998	14,025	19,942
Total current assets	67,533	64,035	63,663	63,862
Assets classified as held for sale	—	—	—	1,630
Total assets	173,685	170,619	164,049	156,983

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,915	5,911	5,909	5,909
Paid-in surplus and retained earnings	70,703	69,181	66,506	65,862
Currency translation adjustment	(487)	401	(988)	(3,091)
Treasury shares	(3,342)	(3,390)	(3,390)	(3,390)
Total shareholders’ equity - Group Share	72,789	72,103	68,037	65,290
Non-controlling interests	1,275	1,256	1,352	1,467
Total shareholders’ equity	74,064	73,359	69,389	66,757

Non-current liabilities
Deferred income taxes	13,167	12,380	12,260	10,601
Employee benefits	1,987	2,005	2,232	2,180
Provisions and other non-current liabilities	11,170	11,264	10,909	8,920
Non-current financial debt	24,606	23,260	22,557	22,415
Total non-current liabilities	50,930	48,909	47,958	44,116

Current liabilities
Accounts payable	20,869	20,448	22,086	18,753
Other creditors and accrued liabilities	16,942	17,090	14,774	16,361
Current borrowings	10,647	10,642	9,675	10,406
Other current financial liabilities	233	171	167	249
Total current liabilities	48,691	48,351	46,702	45,769
Liabilities directly associated with the assets classified as held for sale	—	—	—	341
Total liabilities and shareholders’ equity	173,685	170,619	164,049	156,983

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M€)	3rd quarter 2012	2nd quarter 2012	3rd quarter 2011

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,137	1,612	3,347
Depreciation, depletion and amortization	3,413	2,164	2,062
Non-current liabilities, valuation allowances and deferred taxes	803	(99)	312
Impact of coverage of pension benefit plans	—	(362)	—
(Gains) losses on sales of assets	(419)	(165)	(1,282)
Undistributed affiliates’ equity earnings	(135)	193	(34)
(Increase) decrease in working capital	(1,661)	2,783	1,501
Other changes, net	25	41	58
Cash flow from operating activities	5,163	6,167	5,964

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(4,512)	(4,128)	(3,802)
Acquisitions of subsidiaries, net of cash acquired	(74)	(4)	170
Investments in equity affiliates and other securities	(156)	(455)	(69)
Increase in non-current loans	(674)	(377)	(220)
Total expenditures	(5,416)	(4,964)	(3,921)
Proceeds from disposal of intangible assets and property, plant and equipment	274	95	213
Proceeds from disposal of subsidiaries, net of cash sold	1	—	399
Proceeds from disposal of non-current investments	1,141	739	4,343
Repayment of non-current loans	219	146	127
Total divestments	1,635	980	5,082
Cash flow used in investing activities	(3,781)	(3,984)	1,161

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	1	—	77
- Treasury shares	(68)	—	—
Dividends paid:
- Parent company shareholders	(1,282)	(1,284)	(1,283)
- Non-controlling interests	(2)	(96)	(35)
Other transactions with non-controlling interests	—	1	—
Net issuance (repayment) of non-current debt	2,062	1,409	1,034
Increase (decrease) in current borrowings	(98)	(693)	(2,541)
Increase (decrease) in current financial assets and liabilities	(31)	(10)	1,999
Cash flow used in financing activities	582	(673)	(749)
Net increase (decrease) in cash and cash equivalents	1,964	1,510	6,376
Effect of exchange rates	(129)	158	179
Cash and cash equivalents at the beginning of the period	14,998	13,330	13,387
Cash and cash equivalents at the end of the period	16,833	14,998	19,942

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M€)	9 months 2012	9 months 2011

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	8,423	10,197
Depreciation, depletion and amortization	7,680	5,591
Non-current liabilities, valuation allowances and deferred taxes	1,068	1,160
Impact of coverage of pension benefit plans	(362)	—
(Gains) losses on sales of assets	(865)	(1,517)
Undistributed affiliates’ equity earnings	92	(157)
(Increase) decrease in working capital	448	1,390
Other changes, net	113	78
Cash flow from operating activities	16,597	16,742

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(13,867)	(12,391)
Acquisitions of subsidiaries, net of cash acquired	(199)	(809)
Investments in equity affiliates and other securities	(809)	(3,290)
Increase in non-current loans	(1,445)	(684)
Total expenditures	(16,320)	(17,174)
Proceeds from disposal of intangible assets and property, plant and equipment	936	839
Proceeds from disposal of subsidiaries, net of cash sold	35	570
Proceeds from disposal of non-current investments	2,734	5,085
Repayment of non-current loans	600	589
Total divestments	4,305	7,083
Cash flow used in investing activities	(12,015)	(10,091)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	32	481
- Treasury shares	(68)	—
Dividends paid:
- Parent company shareholders	(3,852)	(3,855)
- Non controlling interests	(100)	(97)
Other transactions with non-controlling interests	1	59
Net issuance (repayment) of non-current debt	5,135	3,940
Increase (decrease) in current borrowings	(1,892)	(2,253)
Increase (decrease) in current financial assets and liabilities	(970)	365
Cash flow used in financing activities	(1,714)	(1,360)
Net increase (decrease) in cash and cash equivalents	2,868	5,291
Effect of exchange rates	(60)	162
Cash and cash equivalents at the beginning of the period	14,025	14,489
Cash and cash equivalents at the end of the period	16,833	19,942

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)

			Paid-in surplus and	Currency			Shareholders’	Non-	Total
	Common shares issued		retained	translation	Treasury shares		equity Group	controlling	shareholders’
(M€)	Number	Amount	earnings	adjustment	Number	Amount	Share	interests	equity

As of January 1, 2011	2,349,640,931	5,874	60,538	(2,495)	(112,487,679)	(3,503)	60,414	857	61,271
Net income of the first nine months	—	—	9,986	—	—	—	9,986	211	10,197
Other comprehensive Income	—	—	45	(598)	—	—	(553)	(15)	(568)
Comprehensive Income	—	—	10,031	(598)	—	—	9,433	196	9,629
Dividend	—	—	(5,173)	—	—	—	(5,173)	(97)	(5,270)
Issuance of common shares	14,112,010	35	446	—	—	—	481	—	481
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(113)	—	2,931,034	113	—	—	—
Share-based payments	—	—	124	—	—	—	124	—	124
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	—	2	—	—	2	57	59
Other items	—	—	9	—	—	—	9	454	463
As of September 30, 2011	2,363,752,941	5,909	65,862	(3,091)	(109,556,645)	(3,390)	65,290	1,467	66,757
Net income of the fourth quarter	—	—	2,290	—	—	—	2,290	94	2,384
Other comprehensive Income	—	—	186	2,002	—	—	2,188	59	2,247
Comprehensive Income	—	—	2,476	2,002	—	—	4,478	153	4,631
Dividend	—	—	(1,284)	—	—	—	(1,284)	(75)	(1,359)
Issuance of common shares	14,372	—	—	—	—	—	—	—	—
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	2,472	—	—	—	—
Share-based payments	—	—	37	—	—	—	37	—	37
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(553)	101	—	—	(452)	(180)	(632)
Other items	—	—	(32)	—	—	—	(32)	(13)	(45)
As of December 31, 2011	2,363,767,313	5,909	66,506	(988)	(109,554,173)	(3,390)	68,037	1,352	69,389
Net income of the first nine months	—	—	8,313	—	—	—	8,313	110	8,423
Other comprehensive Income	—	—	(246)	495	—	—	249	(8)	241
Comprehensive Income	—	—	8,067	495	—	—	8,562	102	8,664
Dividend	—	—	(3,913)	—	—	—	(3,913)	(100)	(4,013)
Issuance of common shares	2,151,933	6	26	—	—	—	32	—	32
Purchase of treasury shares	—	—	—	—	(1,800,000)	(68)	(68)	—	(68)
Sale of treasury shares (1)	—	—	(116)	—	2,960,542	116	—	—	—
Share-based payments	—	—	114	—	—	—	114	—	114
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	13	6	—	—	19	(18)	1
Other items	—	—	6	—	—	—	6	(61)	(55)
As of September 30, 2012	2,365,919,246	5,915	70,703	(487)	(108,393,631)	(3,342)	72,789	1,275	74,064

(1) Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	5,001	23,260	21,574	55	—	49,890
Intersegment sales	7,455	11,168	154	47	(18,824)	—
Excise taxes	—	(956)	(3,455)	—	—	(4,411)
Revenues from sales	12,456	33,472	18,273	102	(18,824)	45,479
Operating expenses	(5,279)	(31,914)	(17,836)	(249)	18,824	(36,454)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,779)	(321)	(136)	(10)	—	(3,246)
Operating income	4,398	1,237	301	(157)	—	5,779
Equity in net income (loss) of affiliates and other items	642	41	7	302	—	992
Tax on net operating income	(2,961)	(348)	(81)	(119)	—	(3,509)
Net operating income	2,079	930	227	26	—	3,262
Net cost of net debt						(125)
Non-controlling interests						(71)
Net income						3,066

3rd quarter 2012 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	(8)	—	—	—	—	(8)
Intersegment sales	—	—	—	—	—
Excise taxes	—	—	—	—	—
Revenues from sales	(8)	—	—	—	—	(8)
Operating expenses	3	593	(42)	—	—	554
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,134)	(2)	(14)	—	—	(1,150)
Operating income (b)	(1,139)	591	(56)	—	—	(604)
Equity in net income (loss) of affiliates and other items	—	5	33	293	—	331
Tax on net operating income	327	(230)	7	(90)	—	14
Net operating income (b)	(812)	366	(16)	203	—	(259)
Net cost of net debt						—
Non-controlling interests						(23)
Net income						(282)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	627	139	—
On net operating income	—	444	94	—

3rd quarter 2012 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	5,009	23,260	21,574	55	—	49,898
Intersegment sales	7,455	11,168	154	47	(18,824)	—
Excise taxes	—	(956)	(3,455)	—	—	(4,411)
Revenues from sales	12,464	33,472	18,273	102	(18,824)	45,487
Operating expenses	(5,282)	(32,507)	(17,794)	(249)	18,824	(37,008)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,645)	(319)	(122)	(10)	—	(2,096)
Adjusted operating income	5,537	646	357	(157)	—	6,383
Equity in net income (loss) of affiliates and other items	642	36	(26)	9	—	661
Tax on net operating income	(3,288)	(118)	(88)	(29)	—	(3,523)
Adjusted net operating income	2,891	564	243	(177)	—	3,521
Net cost of net debt						(125)
Non-controlling interests						(48)
Ajusted net income						3,348
Adjusted fully-diluted earnings per share (€)						1.48

(a) Except for per share amounts.

3rd quarter 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Total expenditures	4,567	441	383	25	—	5,416
Total divestments	401	55	41	1,138	—	1,635
Cash flow from operating activities	3,457	1,036	692	(22)	—	5,163

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	4,977	22,592	21,519	47	—	49,135
Intersegment sales	7,751	10,474	222	48	(18,495)	—
Excise taxes	—	(874)	(3,686)	1	—	(4,559)
Revenues from sales	12,728	32,192	18,055	96	(18,495)	44,576
Operating expenses	(6,190)	(32,646)	(17,764)	(285)	18,495	(38,390)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,513)	(319)	(189)	(7)	—	(2,028)
Operating income	5,025	(773)	102	(196)	—	4,158
Equity in net income (loss) of affiliates and other items	448	23	(14)	(156)	—	301
Tax on net operating income	(2,911)	256	(62)	(14)	—	(2,731)
Net operating income	2,562	(494)	26	(366)	—	1,728
Net cost of net debt						(116)
Non-controlling interests						(27)
Net income						1,585

2nd quarter 2012 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	11	—	—	—	—	11
Intersegment sales	—	—	—	—	—
Excise taxes	—	—	—	—	—
Revenues from sales	11	—	—	—	—	11
Operating expenses	(18)	(1,238)	(148)	(23)	—	(1,427)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(46)	—	—	(46)
Operating income (b)	(7)	(1,238)	(194)	(23)	—	(1,462)
Equity in net income (loss) of affiliates and other items	—	(40)	(8)	(244)	—	(292)
Tax on net operating income	9	401	47	(9)	—	448
Net operating income (b)	2	(877)	(155)	(276)	—	(1,306)
Net cost of net debt						—
Non-controlling interests						33
Net income						(1,273)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(1,238)	(146)	—
On net operating income	—	(877)	(99)	—

2nd quarter 2012 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	4,966	22,592	21,519	47	—	49,124
Intersegment sales	7,751	10,474	222	48	(18,495)	—
Excise taxes	—	(874)	(3,686)	1	—	(4,559)
Revenues from sales	12,717	32,192	18,055	96	(18,495)	44,565
Operating expenses	(6,172)	(31,408)	(17,616)	(262)	18,495	(36,963)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,513)	(319)	(143)	(7)	—	(1,982)
Adjusted operating income	5,032	465	296	(173)	—	5,620
Equity in net income (loss) of affiliates and other items	448	63	(6)	88	—	593
Tax on net operating income	(2,920)	(145)	(109)	(5)	—	(3,179)
Adjusted net operating income	2,560	383	181	(90)	—	3,034
Net cost of net debt						(116)
Non-controlling interests						(60)
Ajusted net income						2,858
Adjusted fully-diluted earnings per share (€)						1.26

(a) Except for per share amounts.

2nd quarter 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Total expenditures	4,227	501	212	24	—	4,964
Total divestments	234	7	20	719	—	980
Cash flow from operating activities	5,298	625	(140)	384	—	6,167

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2011 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	4,770	19,267	22,124	2	—	46,163
Intersegment sales	6,571	11,190	218	45	(18,024)	—
Excise taxes	—	(502)	(4,136)	—	—	(4,638)
Revenues from sales	11,341	29,955	18,206	47	(18,024)	41,525
Operating expenses	(4,904)	(29,539)	(17,766)	(136)	18,024	(34,321)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,262)	(473)	(129)	(9)	—	(1,873)
Operating income	5,175	(57)	311	(98)	—	5,331
Equity in net income (loss) of affiliates and other items	974	496	118	24	—	1,612
Tax on net operating income	(3,420)	9	(93)	41	—	(3,463)
Net operating income	2,729	448	336	(33)	—	3,480
Net cost of net debt						(133)
Non-controlling interests						(33)
Net income						3,314

3rd quarter 2011 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	(14)	—	—	—	—	(14)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(14)	—	—	—	—	(14)
Operating expenses	—	(191)	(1)	—	—	(192)
Depreciation, depletion and amortization of tangible assets and mineral interests	(75)	(171)	—	—	—	(246)
Operating income (b)	(89)	(362)	(1)	—	—	(452)
Equity in net income (loss) of affiliates and other items	554	410	148	15	—	1,127
Tax on net operating income	(124)	33	(6)	(71)	—	(168)
Net operating income (b)	341	81	141	(56)	—	507
Net cost of net debt						—
Non-controlling interests						6
Net income						513

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(121)	9	—
On net operating income	—	(93)	3	—

3rd quarter 2011 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	4,784	19,267	22,124	2	—	46,177
Intersegment sales	6,571	11,190	218	45	(18,024)	—
Excise taxes	—	(502)	(4,136)	—	—	(4,638)
Revenues from sales	11,355	29,955	18,206	47	(18,024)	41,539
Operating expenses	(4,904)	(29,348)	(17,765)	(136)	18,024	(34,129)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,187)	(302)	(129)	(9)	—	(1,627)
Adjusted operating income	5,264	305	312	(98)	—	5,783
Equity in net income (loss) of affiliates and other items	420	86	(30)	9	—	485
Tax on net operating income	(3,296)	(24)	(87)	112	—	(3,295)
Adjusted net operating income	2,388	367	195	23	—	2,973
Net cost of net debt						(133)
Non-controlling interests						(39)
Ajusted net income						2,801
Adjusted fully-diluted earnings per share (€)						1.24

(a) Except for per share amounts.

3rd quarter 2011 (M€)	Upstream		Refining Chemicals	Supply Marketing	Corporate		Intercompany	Total
Total expenditures	3,426		423	48	24		—	3,921
Total divestments	936		2,422	1,380	344		—	5,082
Cash flow from operating activities	4,042	*	1,557	516	(151	) *	—	5,964

*                 Reclassification of intercompany transactions between Upstream and Corporate for €823 million with no impact on the total of cash flow from operating activities

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

9 months 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	16,155	68,948	64,945	145	—	150,193
Intersegment sales	23,440	33,457	607	140	(57,644)	—
Excise taxes	—	(2,634)	(10,729)	—	—	(13,363)
Revenues from sales	39,595	99,771	54,823	285	(57,644)	136,830
Operating expenses	(18,008)	(97,617)	(53,588)	(764)	57,644	(112,333)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,685)	(954)	(447)	(26)	—	(7,112)
Operating income	15,902	1,200	788	(505)	—	17,385
Equity in net income (loss) of affiliates and other items	1,633	156	(76)	263	—	1,976
Tax on net operating income	(9,858)	(306)	(299)	(129)	—	(10,592)
Net operating income	7,677	1,050	413	(371)	—	8,769
Net cost of net debt						(346)
Non-controlling interests						(110)
Net income						8,313

9 months 2012 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	(22)	—	—	—	—	(22)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(22)	—	—	—	—	(22)
Operating expenses	(15)	138	(127)	(88)	—	(92)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,134)	(2)	(60)	—	—	(1,196)
Operating income (b)	(1,171)	136	(187)	(88)	—	(1,310)
Equity in net income (loss) of affiliates and other items	—	(12)	4	159	—	151
Tax on net operating income	341	(82)	32	(106)	—	185
Net operating income (b)	(830)	42	(151)	(35)	—	(974)
Net cost of net debt						—
Non-controlling interests						7
Net income						(967)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	172	56	—
On net operating income	—	120	35	—

9 months 2012 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	16,177	68,948	64,945	145	—	150,215
Intersegment sales	23,440	33,457	607	140	(57,644)	—
Excise taxes	—	(2,634)	(10,729)	—	—	(13,363)
Revenues from sales	39,617	99,771	54,823	285	(57,644)	136,852
Operating expenses	(17,993)	(97,755)	(53,461)	(676)	57,644	(112,241)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,551)	(952)	(387)	(26)	—	(5,916)
Adjusted operating income	17,073	1,064	975	(417)	—	18,695
Equity in net income (loss) of affiliates and other items	1,633	168	(80)	104	—	1,825
Tax on net operating income	(10,199)	(224)	(331)	(23)	—	(10,777)
Adjusted net operating income	8,507	1,008	564	(336)	—	9,743
Net cost of net debt						(346)
Non-controlling interests						(117)
Ajusted net income						9,280
Adjusted fully-diluted earnings per share (€)						4.10

(a) Except for per share amounts.

9 months 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Total expenditures	14,100	1,371	793	56	—	16,320
Total divestments	1,383	203	106	2,613	—	4,305
Cash flow from operating activities	14,521	1,625	108	343	—	16,597

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

9 months 2011 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	16,079	57,741	63,367	14	—	137,201
Intersegment sales	19,851	32,198	615	129	(52,793)	—
Excise taxes	—	(1,483)	(12,126)	—	—	(13,609)
Revenues from sales	35,930	88,456	51,856	143	(52,793)	123,592
Operating expenses	(15,883)	(85,997)	(50,369)	(450)	52,793	(99,906)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,602)	(1,106)	(356)	(26)	—	(5,090)
Operating income	16,445	1,353	1,131	(333)	—	18,596
Equity in net income (loss) of affiliates and other items	1,874	608	118	294	—	2,894
Tax on net operating income	(10,233)	(444)	(341)	(12)	—	(11,030)
Net operating income	8,086	1,517	908	(51)	—	10,460
Net cost of net debt						(263)
Non-controlling interests						(211)
Net income						9,986

9 months 2011 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	15	—	—	—	—	15
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	15	—	—	—	—	15
Operating expenses	—	785	229	—	—	1,014
Depreciation, depletion and amortization of tangible assets and mineral interests	(75)	(171)	—	—	—	(246)
Operating income (b)	(60)	614	229	—	—	783
Equity in net income (loss) of affiliates and other items	722	405	106	69	—	1,302
Tax on net operating income	(326)	(315)	(78)	(73)	—	(792)
Net operating income (b)	336	704	257	(4)	—	1,293
Net cost of net debt						—
Non-controlling interests						(6)
Net income						1,287

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	904	253	—
On net operating income	—	629	178	—

9 months 2011 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	16,064	57,741	63,367	14	—	137,186
Intersegment sales	19,851	32,198	615	129	(52,793)	—
Excise taxes	—	(1,483)	(12,126)	—	—	(13,609)
Revenues from sales	35,915	88,456	51,856	143	(52,793)	123,577
Operating expenses	(15,883)	(86,782)	(50,598)	(450)	52,793	(100,920)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,527)	(935)	(356)	(26)	—	(4,844)
Adjusted operating income	16,505	739	902	(333)	—	17,813
Equity in net income (loss) of affiliates and other items	1,152	203	12	225	—	1,592
Tax on net operating income	(9,907)	(129)	(263)	61	—	(10,238)
Adjusted net operating income	7,750	813	651	(47)	—	9,167
Net cost of net debt						(263)
Non-controlling interests						(205)
Ajusted net income						8,699
Adjusted fully-diluted earnings per share (€)						3.86

(a) Except for per share amounts.

9 months 2011 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Total expenditures	14,528	1,286	1,289	71	—	17,174
Total divestments	2,192	2,451	1,428	1,012	—	7,083
Cash flow from operating activities	13,497	2,795	407	43	—	16,742

Consolidated Financial Statements as of september 30, 2012

Nature of the elements of adjustment by business segment
(M€)

ADJUSTMENTS TO OPERATING INCOME

(M€)		Upstream	Refining Chemicals	Supply Marketing	Corporate	Total
3rd quarter 2012	Inventory valuation effect	—	627	139	—	766
	Effect of changes in fair value	(8)	—	—	—	(8)
	Restructuring charges	—	(4)	(12)	—	(16)
	Asset impairment charges	(1,134)	—	—	—	(1,134)
	Other items	3	(32)	(183)	—	(212)
Total		(1,139)	591	(56)	—	(604)
3rd quarter 2011	Inventory valuation effect	—	(121)	9	—	(112)
	Effect of changes in fair value	(14)	—	—	—	(14)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(75)	(170)	—	—	(245)
	Other items	—	(71)	(10)	—	(81)
Total		(89)	(362)	(1)	—	(452)

9 months 2012	Inventory valuation effect	—	172	56	—	228
	Effect of changes in fair value	(22)	—	—	—	(22)
	Restructuring charges	—	(4)	(60)	—	(64)
	Asset impairment charges	(1,134)	—	—	—	(1,134)
	Other items	(15)	(32)	(183)	(88)	(318)
Total		(1,171)	136	(187)	(88)	(1,310)
9 months 2011	Inventory valuation effect	—	904	253	—	1,157
	Effect of changes in fair value	15	—	—	—	15
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(75)	(170)	—	—	(245)
	Other items	—	(120)	(24)	—	(144)
Total		(60)	614	229	—	783

ADJUSTMENTS TO NET INCOME GROUP SHARE

(M€)		Upstream	Refining Chemicals	Supply Marketing	Corporate	Total
3rd quarter 2012	Inventory valuation effect	—	444	80	—	524
	Effect of changes in fair value	(6)	—	—	—	(6)
	Restructuring charges	—	(18)	(15)	—	(33)
	Asset impairment charges	(737)	—	—	—	(737)
	Gains (losses) on disposals of assets	—	—	—	202	202
	Other items	(69)	(60)	(104)	1	(232)
Total		(812)	366	(39)	203	(282)
3rd quarter 2011	Inventory valuation effect	—	(93)	6	—	(87)
	Effect of changes in fair value	(10)	—	—	—	(10)
	Restructuring charges	—	(35)	(21)	—	(56)
	Asset impairment charges	(75)	(169)	(7)	—	(251)
	Gains (losses) on disposals of assets	427	418	206	3	1,054
	Other items	(1)	(40)	(37)	(59)	(137)
Total		341	81	147	(56)	513

9 months 2012	Inventory valuation effect	—	120	35	—	155
	Effect of changes in fair value	(17)	—	—	—	(17)
	Restructuring charges	—	(18)	(55)	—	(73)
	Asset impairment charges	(737)	—	(20)	(18)	(775)
	Gains (losses) on disposals of assets	—	—	—	355	355
	Other items	(76)	(60)	(104)	(372)	(612)
Total		(830)	42	(144)	(35)	(967)
9 months 2011	Inventory valuation effect	—	629	156	—	785
	Effect of changes in fair value	12	—	—	—	12
	Restructuring charges	—	(35)	(21)	—	(56)
	Asset impairment charges	(75)	(169)	(54)	—	(298)
	Gains (losses) on disposals of assets	591	418	206	55	1,270
	Other items	(179)	(139)	(49)	(59)	(426)
Total		349	704	238	(4)	1,287

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

3rd quarter 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	49,898	(8)	49,890
Excise taxes	(4,411)	—	(4,411)
Revenues from sales	45,487	(8)	45,479

Purchases net of inventory variation	(31,375)	766	(30,609)
Other operating expenses	(5,316)	(212)	(5,528)
Exploration costs	(317)	—	(317)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,096)	(1,150)	(3,246)
Other income	142	332	474
Other expense	(114)	(15)	(129)

Financial interest on debt	(154)	—	(154)
Financial income from marketable securities & cash equivalents	8	—	8
Cost of net debt	(146)	—	(146)

Other financial income	141	—	141
Other financial expense	(135)	—	(135)
Equity in net income (loss) of affiliates	627	14	641

Income taxes	(3,502)	14	(3,488)
Consolidated net income	3,396	(259)	3,137
Group share	3,348	(282)	3,066
Non-controlling interests	48	23	71

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3rd quarter 2011 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	46,177	(14)	46,163
Excise taxes	(4,638)	—	(4,638)
Revenues from sales	41,539	(14)	41,525

Purchases net of inventory variation	(28,906)	(112)	(29,018)
Other operating expenses	(4,981)	(80)	(5,061)
Exploration costs	(242)	—	(242)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,627)	(246)	(1,873)
Other income	69	1,265	1,334
Other expense	(95)	(117)	(212)

Financial interest on debt	(262)	—	(262)
Financial income from marketable securities & cash equivalents	114	—	114
Cost of net debt	(148)	—	(148)

Other financial income	108	—	108
Other financial expense	(115)	—	(115)

Equity in net income (loss) of affiliates	518	(21)	497

Income taxes	(3,280)	(168)	(3,448)
Consolidated net income	2,840	507	3,347
Group share	2,801	513	3,314
Non-controlling interests	39	(6)	33

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

9 months 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	150,215	(22)	150,193
Excise taxes	(13,363)	—	(13,363)
Revenues from sales	136,852	(22)	136,830

Purchases net of inventory variation	(95,172)	228	(94,944)
Other operating expenses	(16,127)	(320)	(16,447)
Exploration costs	(942)	—	(942)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,916)	(1,196)	(7,112)
Other income	447	541	988
Other expense	(314)	(362)	(676)

Financial interest on debt	(511)	—	(511)
Financial income from marketable securities & cash equivalents	67	—	67
Cost of net debt	(444)	—	(444)

Other financial income	435	—	435
Other financial expense	(389)	—	(389)

Equity in net income (loss) of affiliates	1,646	(28)	1,618

Income taxes	(10,679)	185	(10,494)
Consolidated net income	9,397	(974)	8,423
Group share	9,280	(967)	8,313
Non-controlling interests	117	(7)	110

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

9 months 2011 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	137,186	15	137,201
Excise taxes	(13,609)	—	(13,609)
Revenues from sales	123,577	15	123,592

Purchases net of inventory variation	(85,816)	1,157	(84,659)
Other operating expenses	(14,424)	(143)	(14,567)
Exploration costs	(680)	—	(680)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,844)	(246)	(5,090)
Other income	178	1,487	1,665
Other expense	(224)	(185)	(409)

Financial interest on debt	(557)	—	(557)
Financial income from marketable securities & cash equivalents	216	—	216
Cost of net debt	(341)	—	(341)

Other financial income	518	—	518
Other financial expense	(327)	—	(327)

Equity in net income (loss) of affiliates	1,447	—	1,447

Income taxes	(10,160)	(792)	(10,952)
Consolidated net income	8,904	1,293	10,197
Group share	8,699	1,287	9,986
Non-controlling interests	205	6	211

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST NINE MONTHS OF 2012

(unaudited)

1)             Accounting policies

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of September 30, 2012 are presented in Euros and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. The accounting policies applied for the consolidated financial statements as of September 30, 2012 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2011 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board).

The preparation of financial statements in accordance with IFRS requires the management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. The management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirement benefits and the income tax computation. These estimates and assumptions are described in the Notes to the consolidated financial statements as of December 31, 2011.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:

•                       give a true and fair view of the Group’s financial position, financial performance and cash flows;

•                       reflect the substance of transactions;

•                       are neutral;

•                       are prepared on a prudent basis; and

•                       are complete in all material aspects.

Pursuant to the accrual basis of accounting followed by the Group, the financial statements reflect the effects of transactions and other events when they occur. Assets and liabilities such as property, plant and equipment and intangible assets are usually measured at amortized cost. Financial assets and liabilities are usually measured at fair value.

2)             Changes in the Group structure, main acquisitions and divestments

•                  Upstream

•                  TOTAL finalized in February 2012 the acquisition in Uganda of a one-third interest in Blocks 1, 2 and 3A held by Tullow Oil plc for €1,159 million ($1,484 million), entirely consisting of mineral interests. TOTAL has become an equal partner with Tullow and CNOOC in the blocks, each with a one-third interest and each being an operator of one of the blocks. TOTAL is the operator of Block 1.

•                  TOTAL finalized during the first half 2012 the acquisition of an additional 1.07% interest in Novatek for an amount of €324 million ($423 million), increasing TOTAL’s overall interest in Novatek to 15.16%.

•                  Holding

•                  During the first nine months of the financial year 2012, TOTAL gradually sold its remaining interest in Sanofi, generating a net capital gain of €355 million after tax.  As at the 30th September 2012 the Group retains no further interest in the capital of Sanofi.

3)             Adjustment items

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL.

Until June 30, 2012, the Group’s activities were conducted through three business segments as follows:

•                    the Upstream segment including the activities of the Exploration & Production, and the Gas & New Energies division;

•                    a Refining-Chemicals segment that is a major industrial hub combining the activities of refining, petrochemicals, fertilizers and speciality chemicals operations. This segment also includes Trading & Shipping activities ;

•                    a Supply & Marketing segment that is dedicated to the global supply and marketing of petroleum products.

In November 2011, the Group launched a review of the Gas & New Energies division. Subsequent to information and consultation process with employee representatives this reorganization has become effective as of July 1st, 2012 and the Group’s activities are now conducted through three business segments as follows:

•                    an Upstream segment including the activities of the Exploration & Production division and the Gas & Power division;

•                    a Refining & Chemicals segment that is a major production hub combining TOTAL’s refining, petrochemicals, fertilizers and specialty chemicals operations. This segment also includes Trading & Shipping activities;

•                    a Supply & Marketing segment comprising the global supply and marketing of petroleum products and the New Energies division.

Furthermore, the Corporate segment includes the operating and financial activities of the holding companies.

As a result, information by business segment for comparative periods has been restated under the new organization effective as from July 1, 2012.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Supply & Marketing segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment item reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M€)		Upstream	Refining Chemicals	Supply Marketing	Corporate	Total
3rd quarter 2012	Inventory valuation effect	—	627	139	—	766
	Effect of changes in fair value	(8)	—	—	—	(8)
	Restructuring charges	—	(4)	(12)	—	(16)
	Asset impairment charges	(1,134)	—	—	—	(1,134)
	Other items	3	(32)	(183)	—	(212)
Total		(1,139)	591	(56)	—	(604)
3rd quarter 2011	Inventory valuation effect	—	(121)	9	—	(112)
	Effect of changes in fair value	(14)	—	—	—	(14)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(75)	(170)	—	—	(245)
	Other items	—	(71)	(10)	—	(81)
Total		(89)	(362)	(1)	—	(452)

9 months 2012	Inventory valuation effect	—	172	56	—	228
	Effect of changes in fair value	(22)	—	—	—	(22)
	Restructuring charges	—	(4)	(60)	—	(64)
	Asset impairment charges	(1,134)	—	—	—	(1,134)
	Other items	(15)	(32)	(183)	(88)	(318)
Total		(1,171)	136	(187)	(88)	(1,310)
9 months 2011	Inventory valuation effect	—	904	253	—	1,157
	Effect of changes in fair value	15	—	—	—	15
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(75)	(170)	—	—	(245)
	Other items	—	(120)	(24)	—	(144)
Total		(60)	614	229	—	783

ADJUSTMENTS TO NET INCOME GROUP SHARE

(M€)		Upstream	Refining Chemicals	Supply Marketing	Corporate	Total
3rd quarter 2012	Inventory valuation effect	—	444	80	—	524
	Effect of changes in fair value	(6)	—	—	—	(6)
	Restructuring charges	—	(18)	(15)	—	(33)
	Asset impairment charges	(737)	—	—	—	(737)
	Gains (losses) on disposals of assets	—	—	—	202	202
	Other items	(69)	(60)	(104)	1	(232)
Total		(812)	366	(39)	203	(282)
3rd quarter 2011	Inventory valuation effect	—	(93)	6	—	(87)
	Effect of changes in fair value	(10)	—	—	—	(10)
	Restructuring charges	—	(35)	(21)	—	(56)
	Asset impairment charges	(75)	(169)	(7)	—	(251)
	Gains (losses) on disposals of assets	427	418	206	3	1,054
	Other items	(1)	(40)	(37)	(59)	(137)
Total		341	81	147	(56)	513

9 months 2012	Inventory valuation effect	—	120	35	—	155
	Effect of changes in fair value	(17)	—	—	—	(17)
	Restructuring charges	—	(18)	(55)	—	(73)
	Asset impairment charges	(737)	—	(20)	(18)	(775)
	Gains (losses) on disposals of assets	—	—	—	355	355
	Other items	(76)	(60)	(104)	(372)	(612)
Total		(830)	42	(144)	(35)	(967)
9 months 2011	Inventory valuation effect	—	629	156	—	785
	Effect of changes in fair value	12	—	—	—	12
	Restructuring charges	—	(35)	(21)	—	(56)
	Asset impairment charges	(75)	(169)	(54)	—	(298)
	Gains (losses) on disposals of assets	591	418	206	55	1,270
	Other items	(179)	(139)	(49)	(59)	(426)
Total		349	704	238	(4)	1,287

On September 30th, 2012, due to the continuing weakness of US market prices for gas (Henry Hub), the Group reviewed the value of its shale gas assets in the basin of the Barnett in the US and impaired €1,134 million ($1,453 million) before tax (€737 million after tax).

For the first nine months of 2012, the section “Other elements” contains the impact in deferred taxes, for the amount of €(70) million, for the change in tax treatment of site restoration costs in the United Kingdom, the House of Commons having voted for a reduction in the rate of deductibility of site restoration costs as part of the 2012 Finance Bill, promulgated on the 3rd July 2012.

This column also contains the impact on the Group net income, for the amount of €(191) million, of the exceptional tax of 4% of the value of oil inventory established by the corrective finance law for 2012 (“projet de loi de finances rectificative pour 2012”). This exceptional contribution is payable by any person, except the French State, that owns volumes of certain types of petroleum products located in the territory of metropolitan France.

4)             Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of Septembre 30, 2012, TOTAL S.A. held 8,062,363 of its own shares, representing 0.34% of its share capital, detailed as follows:

•                  8,053,549 shares allocated to TOTAL restricted shares plans for Group employees; and

•                  8,814 shares intended to be allocated to new TOTAL share purchase option plans or to new restricted shares plans.

These 8,062,363 shares are deducted from the consolidated shareholders’ equity.

Treasury shares (TOTAL shares held by Group subsidiaries)

As of Septembre 30, 2012, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.24% of its share capital, detailed as follows:

•                  2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.;

•                  98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval), 100% indirectly controlled by TOTAL S.A.

These 100,331,268 shares are deducted from the consolidated shareholders’ equity.

Dividend

The shareholders’ meeting on May 11, 2012 approved the payment of a cash dividend of €2.28 per share for the 2011 fiscal year. Taking into account three quarterly interim dividends of €0.57 per share that have already been paid on September 22, 2011, December 22, 2011 and March 22, 2012, the remaining balance of €0.57 per share was paid on June 21, 2012.

A first quarterly dividend for the fiscal year 2012 of €0.57 per share, decided by the Board of Directors on April 26, 2012, was paid on September 27, 2012.

A second quarterly dividend for the fiscal year 2012 of €0.59 per share, decided by the Board of Directors on July 26, 2012, will be paid on December 20, 2012 (the ex-dividend date will be December 17, 2012).

A third quarterly dividend for the fiscal year 2012 of €0.59 per share, decided by the Board of Directors on October 30, 2012, will be paid on March 21, 2013 (the ex-dividend date will be March 18, 2013).

Finally, an additional tax to corporate income tax of 3%, due on dividends distributed by French companies or foreign organizations subject to income tax in France, was established by the corrective finance act for 2012. This new tax is liable on amounts distributed, the payment of which was due from August 17th, 2012, the effective date of the law.

In relation to the 1st and 2nd quarter distributions, the impact of this additional tax for the Group is a charge of €80 million. This additional tax is not tax deductible.

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M€)	9 months 2012		9 months 2011

Currency translation adjustment		299		(335)
- unrealized gain/(loss) of the period	296		(318)
- less gain/(loss) included in net income	(3)		17

Available for sale financial assets		(342)		41
- unrealized gain/(loss) of the period	69		79
- less gain/(loss) included in net income	411		38

Cash flow hedge		36		(89)
- unrealized gain/(loss) of the period	87		(75)
- less gain/(loss) included in net income	51		14

Share of other comprehensive income of equity affiliates, net amount		191		(234)

Other		(15)		(4)
- unrealized gain/(loss) of the period	(15)		(4)
- less gain/(loss) included in net income	—		—
Tax effect		72		53

Total other comprehensive income, net amount		241		(568)

Tax effects relating to each component of other comprehensive income are as follows:

	9 months 2012			9 months 2011
(M€)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Currency translation adjustment	299		299	(335)		(335)
Available for sale financial assets	(342)	88	(254)	41	22	63
Cash flow hedge	36	(16)	20	(89)	31	(58)
Share of other comprehensive income of equity affiliates, net amount	191		191	(234)		(234)
Other	(15)		(15)	(4)		(4)

Total other comprehensive income	169	72	241	(621)	53	(568)

5)             Financial debt

The Group issued bonds through its subsidiary Total Capital International during the first nine months of 2012:

•             Bond 4.875% 2012-2017 (100 million AUD)

•             Bond 1.500% 2012-2017 (1,000 million USD)

•             Bond 2.875% 2012-2022 (1,000 million USD)

•             Bond 4.125% 2012-2017 (150 million AUD)

•             Bond 1.550% 2012-2017 (1,500 million USD)

•             Bond 2.250% 2012-2016 (600 million NOK)

•             Bond 2.250% 2012-2017 (850 million NOK)

•             Bond 2.125% 2012-2023 (500 million EUR)

•             Bond 0.750% 2012-2016 (500 million USD)

•             Bond 2.700% 2012-2023 (1,000 million USD)

The Group reimbursed bonds during the first nine months of 2012:

•             Bond 2.125% 2005-2012 (500 million CHF)

•             Bond 3.250% 2005-2012 (650 million EUR)

•             Bond 5.890% 2002-2012 (20 million USD)

•             Bond 4.125% 2006-2012 (200 million CAD)

•              Bond 5.625% 2006-2012 (100 million AUD)

•              Bond 4.625% 2005-2012 (450 million GBP)

•              Bond 5.000% 2007-2012 (900 million USD)

•              Bond 6.500% 2007-2012 (100 million AUD)

•              Bond 6.000% 2008-2012 (500 million NOK)

•              Bond 6.500% 2005-2012 (100 million NZD)

•              Bond 5.750% 2005-2012 (100 million AUD)

•              Bond 3.625% 2008-2012 (200 million CHF)

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6)             Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first nine months of 2012.

7)                   Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Antitrust investigations

The principal antitrust proceedings in which the Group’s companies are involved are described thereafter.

Refining & Chemicals

•                  As part of the spin-off of Arkema(1) in 2006, TOTAL S.A. or certain other Group companies agreed to grant Arkema a guarantee for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off.

This guarantee covers, for a period of ten years from the date of the spin-off, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings. The guarantee related to anti-competition violations in Europe applies to amounts above a €176.5 million threshold. On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by this guarantee, in Europe.

If one or more individuals or legal entities, acting alone or together, directly or indirectly holds more than one-third of the voting rights of Arkema, or if Arkema transfers more than 50% of its assets (as calculated under the enterprise valuation method, as of the date of the transfer) to a third party or parties acting together, irrespective of the type or number of transfers, this guarantee will become void.

•                  In the United States, civil liability lawsuits, for which TOTAL S.A. has been named as the parent company, have been closed without significant impact on the Group’s financial position.

•                  In Europe, since 2006, the European Commission has fined companies of the Group in its configuration prior to the spin-off an overall amount of €385.47 million, of which Elf Aquitaine and/or TOTAL S.A. were held jointly liable for €280.17 million, Elf Aquitaine being personally fined €23.6 million for deterrence. These fines are entirely settled as of today.

As a result, since the spin-off, the Group has paid the overall amount of €188.07 million(2), corresponding to 90% of the fines overall amount once the threshold provided for by the guarantee is deducted to which an amount of €31.31 million of interest has been added as explained hereinafter.

The European Commission imposed these fines following investigations between 2000 and 2004 into commercial practices involving eight products sold by Arkema. Five of these investigations resulted in prosecutions from the European Commission for which Elf Aquitaine has been named as the parent company, and two of these investigations named TOTAL S.A. as the ultimate parent company of the Group. TOTAL S.A. and Elf Aquitaine have contested their liability based solely on their status as parent companies and appealed for cancellation and reformation of the rulings, some of them were rejected.

By the end of the 2012 third quarter, four of these proceedings are definitively closed for TOTAL S.A. and Elf Aquitaine as well as for Arkema, one remains pendant before the relevant EU court.

With the exception of the €31.31 million of interest paid in 2011 in accordance with one of the decisions referred hereinabove, the evolution of the proceedings during the three 2012 first quarters did not modify the global amount assumed by the Group in execution of the guarantee.

In addition, civil proceedings against Arkema and other groups of companies were initiated in 2009 and 2011, respectively, before the German and Dutch courts by third parties for alleged damages pursuant to two of the above mentioned legal proceedings. TOTAL S.A. was summoned to serve notice of the dispute before the German court. At this point, the probability of a favorable verdict and the financial impacts of these proceedings are uncertain due to the number of legal difficulties they give rise to, the lack of documented claims and evaluations of the alleged damages.

(1)  Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from TOTAL S.A. in May 2006.

(2)  This amount does not take into account a case that led to Arkema, prior to Arkema’s spin-off from TOTAL, and Elf Aquitaine being fined jointly €45 million and Arkema being fined €13.5 million.

Arkema began implementing compliance procedures in 2001 that are designed to prevent its employees from violating antitrust provisions. However, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema regarding events prior to the spin-off, as well as Elf Aquitaine and/or TOTAL S.A. based on their status as parent company before the spin-off.

Within the framework of all of the legal proceedings described above, a €17 million reserve remains booked in the Group’s consolidated financial statements as of September 30, 2012.

Supply & Marketing

•                  Pursuant to a statement of objections received by Total Nederland N.V. and TOTAL S.A. (based on its status as parent company) from the European Commission, Total Nederland N.V. was fined €20.25 million in 2006, for which TOTAL S.A. was held jointly liable for €13.5 million. TOTAL S.A. lodged an appeal against this decision that was dismissed end of September 2012.

•                  In addition, pursuant to a statement of objections received by Total Raffinage Marketing (formerly Total France) and TOTAL S.A. from the European Commission regarding a product line of the Supply & Marketing segment, Total Raffinage Marketing was fined €128.2 million in 2008, which has been paid, and for which TOTAL S.A. was held jointly liable based on its status as parent company. The appeal against this decision is still pending before the relevant European court.

•                  In addition, civil proceedings against TOTAL S.A and Total Raffinage Marketing and other companies were initiated before UK and Dutch courts by third parties for alleged damages in connection with the prosecutions brought by the European Commission. At this point, the probability to have a favorable verdict and the financial impacts of these procedures are uncertain due to the number of legal difficulties they gave rise to, the lack of documented claims and evaluations of the alleged damages.

Within the framework of the legal proceedings described above, a €30 million reserve is booked in the Group’s consolidated financial statements as of September 30, 2012.

Whatever the evolution of the proceedings described above, the Group believes that their outcome should not have a material adverse effect on the Group’s financial situation or consolidated results.

Grande Paroisse

An explosion occurred at the Grande Paroisse industrial site in the city of Toulouse in France on September 21, 2001. Grande Paroisse, a former subsidiary of Atofina which became a subsidiary of Elf Aquitaine Fertilisants on December 31, 2004, as part of the reorganization of the Chemicals segment, was principally engaged in the production and sale of agricultural fertilizers. The explosion, which involved a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the death of thirty-one people, including twenty-one workers at the site, and injured many others. The explosion also caused significant damage to certain property in part of the city of Toulouse.

This plant has been closed and individual assistance packages have been provided for employees. The site has been rehabilitated.

On December 14, 2006, Grande Paroisse signed, under the supervision of the city of Toulouse, the deed whereby it donated the former site of the AZF plant to the greater agglomeration of Toulouse (CAGT) and the Caisse des dépôts et consignations and its subsidiary ICADE. Under this deed, TOTAL S.A. guaranteed the site restoration obligations of Grande Paroisse and granted a €10 million endowment to the InNaBioSanté research foundation as part of the setting up of a cancer research center at the site by the city of Toulouse.

Regarding the cause of the explosion, the hypothesis that the explosion was caused by Grande Paroisse through the accidental mixing of hundreds of kilos of a chlorine compound at a storage site for ammonium nitrate was discredited over the course of the investigation. As a result, proceedings against ten of the eleven Grande Paroisse employees charged during the criminal investigation conducted by the Toulouse Regional Court (Tribunal de grande instance) were dismissed and this dismissal was upheld on appeal. Nevertheless, the final experts’ report filed on May 11, 2006 has continued to focus on the hypothesis of a chemical accident, although this hypothesis has not been confirmed during the attempt to reconstruct the accident at the site. After having articulated several hypotheses, the experts no longer maintain that the accident was caused by pouring a large quantity of a chlorine compound over ammonium nitrate. Instead, the experts have retained a scenario where a container of chlorine compound sweepings was poured between a layer of wet ammonium nitrate covering the floor and a quantity of dry agricultural nitrate at a location not far from the principal storage site. This is claimed to have caused an explosion which then spread into the main storage site. Grande Paroisse was investigated based on this new hypothesis in 2006; Grande Paroisse is contesting this explanation, which it believes to be based on elements that are not factually accurate.

All the requests for additional investigations that were submitted by Grande Paroisse, the former site manager and various plaintiffs were denied on appeal after the end of the criminal investigation procedure. On July 9, 2007, the investigating judge brought charges against Grande Paroisse and the former plant manager before the criminal chamber of the Court of Appeal of Toulouse. In late 2008, TOTAL S.A. and Mr. Thierry Desmarest were summoned to appear in Court pursuant to a request by a victims association. The trial for this case began on February 23, 2009, and lasted approximately four months.

On November 19, 2009, the Toulouse Criminal Court acquitted both the former Plant Manager, and Grande Paroisse due to the lack of reliable evidence for the explosion. The Court also ruled that the summonses against TOTAL S.A. and Mr. Thierry Desmarest, Chairman and CEO at the time of the disaster, were inadmissible.

Due to the presumption of civil liability that applied to Grande Paroisse, the Court declared Grande Paroisse civilly liable for the damages caused by the explosion to the victims in its capacity as custodian and operator of the plant.

The Prosecutor’s office, together with certain third parties, has appealed the Toulouse Criminal Court verdict. In order to preserve its rights, Grande Paroisse lodged a cross-appeal with respect to civil charges.

By its decision of September 24, 2012, the Court of Appeal of Toulouse (Cour d’appel de Toulouse) upheld the lower court verdict pursuant to which the summonses against TOTAL S.A. and Mr. Thierry Desmarest were determined to be inadmissible. This element of the decision has been appealed by certain third parties before the French Supreme Court (Cour de cassation).

The Court of Appeal considered, however, that the explosion was the result of the chemical accident described by the court-appointed experts. Accordingly, it convicted the former plant manager and Grande Paroisse. This element of the decision has been appealed by the former plant manager and Grande Paroisse before the French Supreme Court (Cour de cassation), which has the effect of suspending their criminal sentences.

A compensation mechanism for victims was set up immediately following the explosion. €2.3 billion was paid for the compensation of claims and related expenses amounts. As of September 30, 2012, a €17 million reserve remains recorded in the Group’s consolidated balance sheet.

Buncefield

On December 11, 2005, several explosions, followed by a major fire, occurred at an oil storage depot at Buncefield, north of London. This depot was operated by Hertfordshire Oil Storage Limited (HOSL), a company in which TOTAL’s UK subsidiary holds 60% and another oil group holds 40%.

The explosion caused injuries, most of which were minor injuries, to a number of people and caused property damage to the depot and the buildings and homes located nearby. The official Independent Investigation Board has indicated that the explosion was caused by the overflow of a tank at the depot. The Board’s final report was released on December 11, 2008. The civil procedure for claims, which had not yet been settled, took place between October and December 2008. The Court’s decision of March 20, 2009, declared TOTAL’s UK subsidiary liable for the accident and solely liable for indemnifying the victims. The subsidiary appealed the decision. The appeal trial took place in January 2010. The Court of Appeals, by a decision handed down on March 4, 2010, confirmed the prior judgment. The Supreme Court of United Kingdom has partially authorized TOTAL’s UK subsidiary to contest the decision. TOTAL’s UK subsidiary finally decided to withdraw from this recourse due to settlement agreements reached in mid-February 2011.

The Group carries insurance for damage to its interests in these facilities, business interruption and civil liability claims from third parties. The provision for the civil liability that appears in the Group’s consolidated financial statements as of September 30, 2012, stands at €3 million after taking into account the payments previously made.

The Group believes that, based on the information currently available, on a reasonable estimate of its liability and on provisions recognized, this accident should not have a significant impact on the Group’s financial situation or consolidated results.

In addition, on December 1, 2008, the Health and Safety Executive (HSE) and the Environment Agency (EA) issued a Notice of prosecution against five companies, including TOTAL’s UK subsidiary. By a judgment on July 16, 2010, the subsidiary was fined £3.6 million and paid it. The decision takes into account a number of elements that have mitigated the impact of the charges brought against it.

Erika

Following the sinking in December 1999 of the Erika, a tanker that was transporting products belonging to one of the Group’s companies, the Tribunal de grande instance of Paris convicted TOTAL S.A. of marine pollution pursuant to a judgment issued on January 16, 2008, finding that TOTAL S.A. was negligent in its vetting procedure for vessel selection, and ordering TOTAL S.A. to pay a fine of €375,000. The Court also ordered compensation to be paid to those affected by the pollution from the Erika up to an aggregate amount of €192 million, declaring TOTAL S.A. jointly and severally liable for such payments together with the Erika’s inspection and classification firm, the Erika’s owner and the Erika’s manager.

TOTAL S.A. has appealed the verdict of January 16, 2008. In the meantime, it nevertheless proposed to pay third parties who so requested definitive and irrevocable compensation as determined by the Tribunal. Forty-two third parties have been compensated for an aggregate amount of €171.5 million.

By a decision dated March 30, 2010, the Cour d’appel de Paris upheld the lower Court verdict pursuant to which TOTAL S.A. was convicted of marine pollution and fined €375,000.

However, the Court of Appeal ruled that TOTAL S.A. bears no civil liability according to the applicable international conventions and consequently ruled that TOTAL S.A. be not convicted.

TOTAL challenged the criminal law-related of this decision before the French Supreme Court (Cour de cassation).

By a decision dated September 25, 2012, the Cour de cassation has dismissed the appeal lodged by TOTAL S.A. and upheld the conviction of marine pollution. The Cour de cassation also quashed the appeal judgment and ruled that TOTAL S.A. bears civil liability. Consequently, TOTAL S.A. has been declared severally liable together with the Erika’s inspection and classification firm, owner and manager to compensate the damages allocated to third parties by the Cour d’appel de Paris in 2010.

Nearly all the damages allocated to third parties have already been paid. Consequently, the decision of the Cour de cassation should not have a significant financial impact for the Group.

TOTAL S.A. believes that, based on the information currently available, the case should not have a significant impact on the Group’s financial situation or consolidated results.

Blue Rapid and the Russian Olympic Committee – Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. Blue Rapid and the Russian Olympic Committee appealed this decision. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract’s termination. Blue Rapid and the Russian Olympic Committee appealed this decision to the French Supreme Court.

In connection with the same facts, and fifteen years after the termination of the exploration and production contract, a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation which were not even parties to the contract, have launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of $22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the Russian Olympic Committee, the Group considers this claim to be unfounded as to a matter of law or fact. The Group has lodged a criminal complaint to denounce the fraudulent claim which the Group believes it is a victim of and, has taken and reserved its rights to take other actions and measures to defend its interests.

Iran

In 2003, the United States Securities and Exchange Commission (SEC) followed by the Department of Justice (DoJ) issued a formal order directing an investigation in connection with the pursuit of business in Iran by certain oil companies including, among others, TOTAL.

The inquiry concerns an agreement concluded by the Company with consultants concerning gas fields in Iran and aims to verify whether certain payments made under this agreement would have benefited Iranian officials in violation of the Foreign Corrupt Practices Act (FCPA) and the Company’s accounting obligations. The Company fully cooperates with these investigations.

Since 2010, the Company has been in discussions with U.S. authorities (DoJ and SEC) to consider, as it is often the case in these kinds of proceedings, an out-of-court settlement, which would terminate the investigation in exchange for TOTAL respecting a number of obligations, including the payment of a fine and civil compensation, without admission of guilt.

U.S. authorities have proposed draft agreements that could be accepted by TOTAL. Consequently, and although discussions have not yet been finalized, a provision of €308 million ($398 million) reflecting the best estimate of potential costs associated with the resolution of these proceedings, remains booked in the Group’s consolidated financial statements as of September 30, 2012.

In this same affair, TOTAL and its Chief Executive Officer, President of the Middle East at the time of the facts, have been placed under formal investigation, following a judicial inquiry initiated in France in 2006.

At this point, the Company considers that the resolution of these cases is not expected to have a significant impact on the Group’s financial situation or consequences on its future planned operations.

Libya

In June 2011, the United States Securities and Exchange Commission (SEC) issued to certain oil companies - including, among others, TOTAL - a formal request for information related to their operations in Libya. TOTAL is cooperating with this non public investigation.

Oil-for-Food Program

Several countries have launched investigations concerning possible violations related to the United Nations (UN) Oil-for-Food program in Iraq.

Pursuant to a French criminal investigation, certain current or former Group employees were placed under formal criminal investigation for possible charges as accessories to the misappropriation of corporate assets and as accessories to the corruption of foreign public agents. The Chairman and Chief Executive Officer of the Company, formerly President of the Group’s Exploration & Production division, was also placed under formal investigation in October 2006. In 2007, the criminal investigation was closed and the case was transferred to the Prosecutor’s office. In 2009, the Prosecutor’s office recommended to the investigating judge that the case against the Group’s current and former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued.

In early 2010, despite the recommendation of the Prosecutor’s office, a new investigating judge, having taken over the case, decided to indict TOTAL S.A. on bribery charges as well as complicity and influence peddling. The indictment was brought eight years after the beginning of the investigation without any new evidence being introduced.

In October 2010, the Prosecutor’s office recommended to the investigating judge that the case against TOTAL S.A., the Group’s current and former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued. However, by ordinance notified in early August 2011, the investigating judge on the matter decided to send the case to trial. The hearings are expected in the first quarter of 2013.

The Company believes that its activities related to the Oil-for-Food program have been in compliance with this program, as organized by the UN in 1996.

The Volcker report released by the independent investigating committee set up by the UN had discarded any bribery grievance within the framework of the Oil-For-Food program with respect to TOTAL.

Italy

As part of an investigation led by the Prosecutor of the Republic of the Potenza Court, Total Italia and certain Group’s employees are the subject of an investigation related to certain calls for tenders that Total Italia made for the preparation and development of an oil field. On February 16, 2009, as a preliminary measure before the proceedings go before the Court, the preliminary investigation judge of Potenza served notice to Total Italia of a decision that would suspend the concession for this field for one year. Total Italia has appealed the decision by the preliminary investigation judge before the Court of Appeal of Potenza. In a decision dated April 8, 2009, the Court reversed the suspension of the Gorgoglione concession and appointed for one year, i.e. until February 16, 2010, a judicial administrator to supervise the operations related to the development of the concession, allowing the Tempa Rossa project to continue.

The criminal investigation was closed in the first half of 2010.

In May 2012, the Judge of the preliminary hearing decided to dismiss the charges for some of the Goup’s employees and refer the case for trial for a reduced number of charges. The trial started on September 26, 2012. In 2010, Total Italia’s exploration and production operations were transferred to Total E&P Italia and refining and marketing operations were merged with those of Erg Petroli.

Rivunion

On July 9, 2012, the Swiss Tribunal Fédéral (Switzerland’s Supreme Court) rendered its decision against Rivunion, a wholly-owned subsidiary of Elf Aquitaine, confirming a tax reassessment in the amount of CHF 171 million (excluding interest for late payment, yet to be calculated by the competent authorities). According to the Tribunal, Rivunion was held liable as tax collector of withholding taxes owed by the beneficiaries of taxable services. Rivunion, in liquidation since March 12, 2002, unable to recover the amounts corresponding to the withholding taxes in restitution from said beneficiaries in order to meet its fiscal obligations, is subject to insolvency proceedings since November 1, 2012.

Elgin

Following a gas leak starting on March 25, 2012, from the G4 well on the platform of the Elgin field in the North Sea (United Kingdom), the production from the Elgin, Franklin and West Franklin fields was stopped and the site’s personnel was evacuated. No injuries to personnel have occurred, and the risk to the environment is expected to be relatively minor.

TOTAL immediately launched its emergency response plan and mobilized crisis management teams. The Group also mobilized international well control experts.

As from April 6, 2012, teams comprised of TOTAL experts and specialists engaged by the Group conducted numerous missions to the Elgin platform in order to prepare and implement the intervention plans for controlling the leak from the G4 well.

On May 21, 2012, TOTAL confirmed, following five days of close monitoring, the success of the intervention conducted on May 15, 2012 to stop the gas leak of the G4 well. Injecting heavy mud into the G4 well allowed the regaining of control over the well. Since then, several inspection visits conducted on the wellhead platform have confirmed that the leak was completely stopped.

Following the success of this intervention, a new phase of the intervention plan was launched with the objective of completing the permanent plugging and abandonment procedure of the G4 well. Since June 2012, the Elgin complex has been progressively re-manned and, the operation to permanently secure the G4 well is in the process of being finalized following the implementation of the fifth cement plug.

In parallel, TOTAL and the British authorities are continuing their investigations to understand the reasons for the accident and determine the measures to be taken to allow the restart of production of the Elgin, Franklin and West Franklin fields in the best conditions.

TOTAL is the operator of the Elgin, Franklin and West Franklin fields and holds an interest of 46.17% since the end of 2011 via the Elgin Franklin Oil & Gas (EFOG) company. As of September 30, 2012, TOTAL estimates the impact generated by the loss of production from these three fields (Group share) at $1.5 million (approximately €1.2 million) a day on the Group’s net operating income.

Nigeria (OML 58)

On April 3, 2012, TOTAL E&P Nigeria Ltd (TEPNG), a subsidiary of the Group, was informed about water and gas resurgence points observed in an uninhabited area close to its onshore gas production facilities on the OML 58 license. This event was the consequence of a technical incident that occurred March 20, 2012 on the Ibewa gas production site: a gas producing well (IBW16) was intersected during the drilling operations of a new well (OB127b), which resulted in gas flowing from the production well into intermediate geological layers. The Obite treatment gas plant was stopped and the other wells shut down and secured.

In close collaboration with representatives of the local communities and the Nigerian authorities, all necessary means to ensure the protection of nearby communities and personnel and to limit the impact on the environment have been immediately mobilized. Very important technical means, as well as experts of the Group and specialized companies have also been mobilized on site to regain control of the well and stop the flow of gas.

On May 18, 2012, TEPNG confirmed the success of the intervention conducted on the Ibewa 16 well to stop the gas leak. Cement plugs have been set to ensure the isolation of the reservoir. The activity of the gas resurgences decreased in intensity immediately after this intervention, and stopped within a few days. TOTAL teams are still maintaining a regular monitoring of the water and air quality. A comprehensive review of the environmental impact is underway in liaison with the authorities.

The Obite gas treatment plant was restarted, with the exception of wells damaged by the incident, and gas production from the site was resumed, finding a level close to the pre-incident levels up until the 7th October 2012.

TOTAL E&P Nigeria Ltd operates the OML 58 license as part of the joint venture between TOTAL and the Nigerian National Petroleum Corporation, and holds a 40% stake in this permit. As of September 30, 2012, TOTAL estimates the total impact of the loss of production generated by the above incident at about $32 million (around €25 million) on the Group’s net operating income.

For these two events, in line with industry practice and local regulation, TOTAL has insurance policies in place.

The actions taken to resolve the Elgin and OML 58 situations described above, led to the accounting of a €63 million charge in net operating income in the Group’s consolidated financial statements as of September 30, 2012. This amount will be reevaluated in light of future events.

The flooding that is occurring in several countries of the Gulf of Guinea, including Nigeria, has had some impact on several onshore facilities. With respect to Total E&P Nigeria, facilities of OML58 are shutdown since October 7, 2012. Total has established an assistance program to provide support to the local population affected.

Yemen

The Yemen LNG company (39.62%) underwent since March 30, 2012 six acts of sabotage on the 38 inch gas pipeline that links block 18 to the Balhaf facility on the Gulf of Aden. These acts of sabotage have led to short-term production stops of LNG. Prompt repairs permitted to limit the number of shipments canceled accordingly. Safety and monitoring measures were strengthened along the gas pipeline and around the LNG plant, which produces at full capacity since October 5, 2012.

8)             Information by business segment

9 months 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	16,155	68,948	64,945	145	—	150,193
Intersegment sales	23,440	33,457	607	140	(57,644)	—
Excise taxes	—	(2,634)	(10,729)	—	—	(13,363)
Revenues from sales	39,595	99,771	54,823	285	(57,644)	136,830
Operating expenses	(18,008)	(97,617)	(53,588)	(764)	57,644	(112,333)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,685)	(954)	(447)	(26)	—	(7,112)
Operating income	15,902	1,200	788	(505)	—	17,385
Equity in net income (loss) of affiliates and other items	1,633	156	(76)	263	—	1,976
Tax on net operating income	(9,858)	(306)	(299)	(129)	—	(10,592)
Net operating income	7,677	1,050	413	(371)	—	8,769
Net cost of net debt						(346)
Non-controlling interests						(110)
Net income						8,313

9 months 2012 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	(22)	—	—	—	—	(22)
Intersegment sales	—	—	—	—	—
Excise taxes	—	—	—	—	—
Revenues from sales	(22)	—	—	—	—	(22)
Operating expenses	(15)	138	(127)	(88)	—	(92)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,134)	(2)	(60)	—	—	(1,196)
Operating income (b)	(1,171)	136	(187)	(88)	—	(1,310)
Equity in net income (loss) of affiliates and other items	—	(12)	4	159	—	151
Tax on net operating income	341	(82)	32	(106)	—	185
Net operating income (b)	(830)	42	(151)	(35)	—	(974)
Net cost of net debt						—
Non-controlling interests						7
Net income						(967)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	172	56	—
On net operating income	—	120	35	—

9 months 2012 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	16,177	68,948	64,945	145	—	150,215
Intersegment sales	23,440	33,457	607	140	(57,644)	—
Excise taxes	—	(2,634)	(10,729)	—	—	(13,363)
Revenues from sales	39,617	99,771	54,823	285	(57,644)	136,852
Operating expenses	(17,993)	(97,755)	(53,461)	(676)	57,644	(112,241)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,551)	(952)	(387)	(26)	—	(5,916)
Adjusted operating income	17,073	1,064	975	(417)	—	18,695
Equity in net income (loss) of affiliates and other items	1,633	168	(80)	104	—	1,825
Tax on net operating income	(10,199)	(224)	(331)	(23)	—	(10,777)
Adjusted net operating income	8,507	1,008	564	(336)	—	9,743
Net cost of net debt						(346)
Non-controlling interests						(117)
Ajusted net income						9,280
Adjusted fully-diluted earnings per share (€)						4.10

(a) Except for per share amounts.

9 months 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Total expenditures	14,100	1,371	793	56	—	16,320
Total divestments	1,383	203	106	2,613	—	4,305
Cash flow from operating activities	14,521	1,625	108	343	—	16,597

9 months 2011 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	16,079	57,741	63,367	14	—	137,201
Intersegment sales	19,851	32,198	615	129	(52,793)	—
Excise taxes	—	(1,483)	(12,126)	—	—	(13,609)
Revenues from sales	35,930	88,456	51,856	143	(52,793)	123,592
Operating expenses	(15,883)	(85,997)	(50,369)	(450)	52,793	(99,906)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,602)	(1,106)	(356)	(26)	—	(5,090)
Operating income	16,445	1,353	1,131	(333)	—	18,596
Equity in net income (loss) of affiliates and other items	1,874	608	118	294	—	2,894
Tax on net operating income	(10,233)	(444)	(341)	(12)	—	(11,030)
Net operating income	8,086	1,517	908	(51)	—	10,460
Net cost of net debt						(263)
Non-controlling interests						(211)
Net income						9,986

9 months 2011 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	15	—	—	—	—	15
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	15	—	—	—	—	15
Operating expenses	—	785	229	—	—	1,014
Depreciation, depletion and amortization of tangible assets and mineral interests	(75)	(171)	—	—	—	(246)
Operating income (b)	(60)	614	229	—	—	783
Equity in net income (loss) of affiliates and other items	722	405	106	69	—	1,302
Tax on net operating income	(326)	(315)	(78)	(73)	—	(792)
Net operating income (b)	336	704	257	(4)	—	1,293
Net cost of net debt						—
Non-controlling interests						(6)
Net income						1,287

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	904	253	—
On net operating income	—	629	178	—

9 months 2011 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	16,064	57,741	63,367	14	—	137,186
Intersegment sales	19,851	32,198	615	129	(52,793)	—
Excise taxes	—	(1,483)	(12,126)	—	—	(13,609)
Revenues from sales	35,915	88,456	51,856	143	(52,793)	123,577
Operating expenses	(15,883)	(86,782)	(50,598)	(450)	52,793	(100,920)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,527)	(935)	(356)	(26)	—	(4,844)
Adjusted operating income	16,505	739	902	(333)	—	17,813
Equity in net income (loss) of affiliates and other items	1,152	203	12	225	—	1,592
Tax on net operating income	(9,907)	(129)	(263)	61	—	(10,238)
Adjusted net operating income	7,750	813	651	(47)	—	9,167
Net cost of net debt						(263)
Non-controlling interests						(205)
Ajusted net income						8,699
Adjusted fully-diluted earnings per share (€)						3.86

(a) Except for per share amounts.

9 months 2011 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Total expenditures	14,528	1,286	1,289	71	—	17,174
Total divestments	2,192	2,451	1,428	1,012	—	7,083
Cash flow from operating activities	13,497	2,795	407	43	—	16,742

3rd quarter 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	5,001	23,260	21,574	55	—	49,890
Intersegment sales	7,455	11,168	154	47	(18,824)	—
Excise taxes	—	(956)	(3,455)	—	—	(4,411)
Revenues from sales	12,456	33,472	18,273	102	(18,824)	45,479
Operating expenses	(5,279)	(31,914)	(17,836)	(249)	18,824	(36,454)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,779)	(321)	(136)	(10)	—	(3,246)
Operating income	4,398	1,237	301	(157)	—	5,779
Equity in net income (loss) of affiliates and other items	642	41	7	302	—	992
Tax on net operating income	(2,961)	(348)	(81)	(119)	—	(3,509)
Net operating income	2,079	930	227	26	—	3,262
Net cost of net debt						(125)
Non-controlling interests						(71)
Net income						3,066

3rd quarter 2012 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	(8)	—	—	—	—	(8)
Intersegment sales	—	—	—	—	—
Excise taxes	—	—	—	—	—
Revenues from sales	(8)	—	—	—	—	(8)
Operating expenses	3	593	(42)	—	—	554
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,134)	(2)	(14)	—	—	(1,150)
Operating income (b)	(1,139)	591	(56)	—	—	(604)
Equity in net income (loss) of affiliates and other items	—	5	33	293	—	331
Tax on net operating income	327	(230)	7	(90)	—	14
Net operating income (b)	(812)	366	(16)	203	—	(259)
Net cost of net debt						—
Non-controlling interests						(23)
Net income						(282)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	627	139	—
On net operating income	—	444	94	—

3rd quarter 2012 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	5,009	23,260	21,574	55	—	49,898
Intersegment sales	7,455	11,168	154	47	(18,824)	—
Excise taxes	—	(956)	(3,455)	—	—	(4,411)
Revenues from sales	12,464	33,472	18,273	102	(18,824)	45,487
Operating expenses	(5,282)	(32,507)	(17,794)	(249)	18,824	(37,008)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,645)	(319)	(122)	(10)	—	(2,096)
Adjusted operating income	5,537	646	357	(157)	—	6,383
Equity in net income (loss) of affiliates and other items	642	36	(26)	9	—	661
Tax on net operating income	(3,288)	(118)	(88)	(29)	—	(3,523)
Adjusted net operating income	2,891	564	243	(177)	—	3,521
Net cost of net debt						(125)
Non-controlling interests						(48)
Ajusted net income						3,348
Adjusted fully-diluted earnings per share (€)						1.48

(a) Except for per share amounts.

3rd quarter 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Total expenditures	4,567	441	383	25	—	5,416
Total divestments	401	55	41	1,138	—	1,635
Cash flow from operating activities	3,457	1,036	692	(22)	—	5,163

3rd quarter 2011 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	4,770	19,267	22,124	2	—	46,163
Intersegment sales	6,571	11,190	218	45	(18,024)	—
Excise taxes	—	(502)	(4,136)	—	—	(4,638)
Revenues from sales	11,341	29,955	18,206	47	(18,024)	41,525
Operating expenses	(4,904)	(29,539)	(17,766)	(136)	18,024	(34,321)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,262)	(473)	(129)	(9)	—	(1,873)
Operating income	5,175	(57)	311	(98)	—	5,331
Equity in net income (loss) of affiliates and other items	974	496	118	24	—	1,612
Tax on net operating income	(3,420)	9	(93)	41	—	(3,463)
Net operating income	2,729	448	336	(33)	—	3,480
Net cost of net debt						(133)
Non-controlling interests						(33)
Net income						3,314

3rd quarter 2011 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	(14)	—	—	—	—	(14)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(14)	—	—	—	—	(14)
Operating expenses	—	(191)	(1)	—	—	(192)
Depreciation, depletion and amortization of tangible assets and mineral interests	(75)	(171)	—	—	—	(246)
Operating income (b)	(89)	(362)	(1)	—	—	(452)
Equity in net income (loss) of affiliates and other items	554	410	148	15	—	1,127
Tax on net operating income	(124)	33	(6)	(71)	—	(168)
Net operating income (b)	341	81	141	(56)	—	507
Net cost of net debt						—
Non-controlling interests						6
Net income						513

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(121)	9	—
On net operating income	—	(93)	3	—

3rd quarter 2011 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	4,784	19,267	22,124	2	—	46,177
Intersegment sales	6,571	11,190	218	45	(18,024)	—
Excise taxes	—	(502)	(4,136)	—	—	(4,638)
Revenues from sales	11,355	29,955	18,206	47	(18,024)	41,539
Operating expenses	(4,904)	(29,348)	(17,765)	(136)	18,024	(34,129)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,187)	(302)	(129)	(9)	—	(1,627)
Adjusted operating income	5,264	305	312	(98)	—	5,783
Equity in net income (loss) of affiliates and other items	420	86	(30)	9	—	485
Tax on net operating income	(3,296)	(24)	(87)	112	—	(3,295)
Adjusted net operating income	2,388	367	195	23	—	2,973
Net cost of net debt						(133)
Non-controlling interests						(39)
Ajusted net income						2,801
Adjusted fully-diluted earnings per share (€)						1.24

(a) Except for per share amounts.

3rd quarter 2011 (M€)	Upstream		Refining Chemicals	Supply Marketing	Corporate		Intercompany	Total
Total expenditures	3,426		423	48	24		—	3,921
Total divestments	936		2,422	1,380	344		—	5,082
Cash flow from operating activities	4,042	*	1,557	516	(151	)*	—	5,964

* Reclassification of intercompany transactions between Upstream and Corporate for €823 million with no impact on the total of cash flow from operating activities

9)             Reconciliation of the information by business segment with consolidated financial statements

9 months 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	150,215	(22)	150,193
Excise taxes	(13,363)	—	(13,363)
Revenues from sales	136,852	(22)	136,830

Purchases net of inventory variation	(95,172)	228	(94,944)
Other operating expenses	(16,127)	(320)	(16,447)
Exploration costs	(942)	—	(942)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,916)	(1,196)	(7,112)
Other income	447	541	988
Other expense	(314)	(362)	(676)

Financial interest on debt	(511)	—	(511)
Financial income from marketable securities & cash equivalents	67	—	67
Cost of net debt	(444)	—	(444)

Other financial income	435	—	435
Other financial expense	(389)	—	(389)

Equity in net income (loss) of affiliates	1,646	(28)	1,618

Income taxes	(10,679)	185	(10,494)
Consolidated net income	9,397	(974)	8,423
Group share	9,280	(967)	8,313
Non-controlling interests	117	(7)	110

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

9 months 2011 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	137,186	15	137,201
Excise taxes	(13,609)	—	(13,609)
Revenues from sales	123,577	15	123,592

Purchases net of inventory variation	(85,816)	1,157	(84,659)
Other operating expenses	(14,424)	(143)	(14,567)
Exploration costs	(680)	—	(680)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,844)	(246)	(5,090)
Other income	178	1,487	1,665
Other expense	(224)	(185)	(409)

Financial interest on debt	(557)	—	(557)
Financial income from marketable securities & cash equivalents	216	—	216
Cost of net debt	(341)	—	(341)

Other financial income	518	—	518
Other financial expense	(327)	—	(327)

Equity in net income (loss) of affiliates	1,447	—	1,447

Income taxes	(10,160)	(792)	(10,952)
Consolidated net income	8,904	1,293	10,197
Group share	8,699	1,287	9,986
Non-controlling interests	205	6	211

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3rd quarter 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	49,898	(8)	49,890
Excise taxes	(4,411)	—	(4,411)
Revenues from sales	45,487	(8)	45,479

Purchases net of inventory variation	(31,375)	766	(30,609)
Other operating expenses	(5,316)	(212)	(5,528)
Exploration costs	(317)	—	(317)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,096)	(1,150)	(3,246)
Other income	142	332	474
Other expense	(114)	(15)	(129)

Financial interest on debt	(154)	—	(154)
Financial income from marketable securities & cash equivalents	8	—	8
Cost of net debt	(146)	—	(146)

Other financial income	141	—	141
Other financial expense	(135)	—	(135)

Equity in net income (loss) of affiliates	627	14	641

Income taxes	(3,502)	14	(3,488)
Consolidated net income	3,396	(259)	3,137
Group share	3,348	(282)	3,066
Non-controlling interests	48	23	71

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3rd quarter 2011 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	46,177	(14)	46,163
Excise taxes	(4,638)	—	(4,638)
Revenues from sales	41,539	(14)	41,525

Purchases net of inventory variation	(28,906)	(112)	(29,018)
Other operating expenses	(4,981)	(80)	(5,061)
Exploration costs	(242)	—	(242)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,627)	(246)	(1,873)
Other income	69	1,265	1,334
Other expense	(95)	(117)	(212)

Financial interest on debt	(262)	—	(262)
Financial income from marketable securities & cash equivalents	114	—	114
Cost of net debt	(148)	—	(148)

Other financial income	108	—	108
Other financial expense	(115)	—	(115)

Equity in net income (loss) of affiliates	518	(21)	497

Income taxes	(3,280)	(168)	(3,448)
Consolidated net income	2,840	507	3,347
Group share	2,801	513	3,314
Non-controlling interests	39	(6)	33

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

10)      Sales by business segment

(M€)	Upstream	Refining & Chemicals	Supply Marketing	Corporate	Intercompany	Total

1st quarter 2012
Non-Group sales	6,177	23,096	21,852	43	—	51,168
Intersegment sales	8,234	11,815	231	45	(20,325)	—
Excise taxes	—	(804)	(3,588)	(1)	—	(4,393)
Revenues from sales	14,411	34,107	18,495	87	(20,325)	46,775
2nd quarter 2012
Non-Group sales	4,977	22,592	21,519	47	—	49,135
Intersegment sales	7,751	10,474	222	48	(18,495)	—
Excise taxes	—	(874)	(3,686)	1	—	(4,559)
Revenues from sales	12,728	32,192	18,055	96	(18,495)	44,576
3rd quarter 2012
Non-Group sales	5,001	23,260	21,574	55	—	49,890
Intersegment sales	7,455	11,168	154	47	(18,824)	—
Excise taxes	—	(956)	(3,455)	—	—	(4,411)
Revenues from sales	12,456	33,472	18,273	102	(18,824)	45,479
9 months 2012
Non-Group sales	16,155	68,948	64,945	145	—	150,193
Intersegment sales	23,440	33,457	607	140	(57,644)	—
Excise taxes	—	(2,634)	(10,729)	—	—	(13,363)
Revenues from sales	39,595	99,771	54,823	285	(57,644)	136,830

1st quarter 2011
Non-Group sales	6,144	19,385	20,489	11	—	46,029
Intersegment sales	6,939	10,662	239	41	(17,881)	—
Excise taxes	—	(475)	(3,952)	—	—	(4,427)
Revenues from sales	13,083	29,572	16,776	52	(17,881)	41,602
2nd quarter 2011
Non-Group sales	5,165	19,089	20,754	1	—	45,009
Intersegment sales	6,341	10,346	158	43	(16,888)	—
Excise taxes	—	(506)	(4,038)	—	—	(4,544)
Revenues from sales	11,506	28,929	16,874	44	(16,888)	40,465
3rd quarter 2011
Non-Group sales	4,770	19,267	22,124	2	—	46,163
Intersegment sales	6,571	11,190	218	45	(18,024)	—
Excise taxes	—	(502)	(4,136)	—	—	(4,638)
Revenues from sales	11,341	29,955	18,206	47	(18,024)	41,525
9 months 2011
Non-Group sales	16,079	57,741	63,367	14	—	137,201
Intersegment sales	19,851	32,198	615	129	(52,793)	—
Excise taxes	—	(1,483)	(12,126)	—	—	(13,609)
Revenues from sales	35,930	88,456	51,856	143	(52,793)	123,592

11)      Changes in progress in the Group structure

•                  Upstream

•                  TOTAL announced in February 2012 the signature of an agreement with Sinochem to sell its interests in the Cusiana field and in OAM and ODC pipelines. This transaction has been finalised in October 2012.

•                  TOTAL announced in July 2012 that it has acquired an additional 6% interest in the Ichthys liquefied natural gas (LNG) project from its partner INPEX. TOTAL’s overall equity stake in the Ichthys LNG project will grow from 24% to 30%. The transaction remains subject to approval by the relevant authorities.

•                  Total announced in August 2012 the signature of an agreement with INPEX concerning the sale of a 9.99% indirect interest in offshore Angola Block 14. This transaction remains subject to the approval by the relevant authorities.